                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-56049

The information in this Preliminary Prospectus Supplement and the accompanying Prospectus is not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 4, 2003

     PRELIMINARY PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED JUNE 30, 1998)

                                2,800,000 SHARES

                             [MUNIMAE MIDLAND LOGO]

                        MUNICIPAL MORTGAGE & EQUITY, LLC

                                 COMMON SHARES
                         ------------------------------

MuniMae Midland is the trade name for Municipal Mortgage & Equity, LLC. MuniMae Midland is selling all of the shares. The shares trade on the New York Stock Exchange under the symbol "MMA." On January 31, 2003, the last sale price as reported on the New York Stock Exchange was $23.85 per share.

INVESTING IN THE COMMON SHARES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTIONS BEGINNING ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 4 OF THE ACCOMPANYING PROSPECTUS.
                        -------------------------------
                             PRICE $     PER SHARE
                        -------------------------------

                                                       PER SHARE    TOTAL
                                                       ---------   -------
Public offering price................................   $          $
Underwriting discounts...............................   $          $
Proceeds, before expenses, to MuniMae Midland........   $          $

The underwriters may also purchase up to an additional 420,000 shares from MuniMae Midland at the public offering price, less the underwriting discount, to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery in New York, New York on or about February
  , 2003.

                         ------------------------------

RBC CAPITAL MARKETS                MERRILL LYNCH & CO.               UBS WARBURG
LEGG MASON WOOD WALKER                                       WACHOVIA SECURITIES
        INCORPORATED

                         ------------------------------

                                  February   , 2003

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

Documents Incorporated by Reference.........................   S-2
Prospectus Supplement Summary...............................   S-3
The Company.................................................   S-3
Distribution Policy.........................................   S-7
Recent Developments.........................................   S-7
Risk Factors................................................   S-9
Forward-Looking Information.................................  S-24
Use of Proceeds.............................................  S-24
Federal Income Tax Considerations...........................  S-24
Underwriting................................................  S-34
Legal Matters...............................................  S-36
Experts.....................................................  S-36

                            PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
The Company.................................................     3
Risk Factors................................................     4
Ratios of Earnings to Combined Fixed Charges and Preferred
  Dividends.................................................     9
Use of Proceeds.............................................    10
Description of Common Shares................................    10
Description of Preferred Shares.............................    10
Description of Warrants.....................................    13
Plan of Distribution........................................    13
Experts.....................................................    15
Legal Matters...............................................    15

                           -------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the date of the document in which the information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.
                           -------------------------

     Until May 2001 we operated the business of Municipal Mortgage & Equity, LLC under the name "MuniMae." Since then, we have operated under the trade name "MuniMae Midland," reflecting our 1999 acquisition of Midland Financial Holdings, Inc. Our legal name remains Municipal Mortgage & Equity, LLC even though we refer to Municipal Mortgage & Equity, LLC together with all of its subsidiaries as "MuniMae Midland." In this prospectus supplement, "we," "us," "our" and "ours" each refer to MuniMae Midland. Municipal Mortgage & Equity, LLC is a limited liability company that is treated as a partnership for federal income tax purposes. Not all of its subsidiaries are treated as partnerships. We refer to "MuniMae" when we discuss only the parent of all of the MuniMae Midland entities -- Municipal Mortgage & Equity, LLC -- and not the subsidiaries. Our tax-exempt mortgage revenue bond portfolio is held by MuniMae TEI Holdings, LLC through first-tier and remote tier subsidiaries. MuniMae TEI Holdings, LLC is a first-tier wholly owned subsidiary of MuniMae. In this prospectus supplement, MuniMae TEI Holdings, LLC and its first-tier and remote tier subsidiaries are referred to as the "TEI Group."

                      DOCUMENTS INCORPORATED BY REFERENCE

     In addition to the documents incorporated by reference or deemed incorporated by reference in the accompanying prospectus, our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Reports for the quarters ended March 31, June 30 and September 30, 2002 and our Current Reports on Form 8-K filed January 31, 2002 and February 11, 2002, which have been filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, are hereby incorporated into this prospectus supplement and specifically made a part of this prospectus supplement.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This prospectus supplement summary is not complete and may not contain all of the information that is important to you. To understand this offering of common shares, you should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, especially the risk factors and federal income tax considerations.

                                  THE COMPANY

     We invest in, and earn origination, asset management and other fees from, multifamily housing and other real estate financings. At September 30, 2002, we owned or managed a portfolio of debt and equity investments secured directly or indirectly by 868 properties that contained a total of 92,159 units and were located in 47 states and the U.S. Virgin Islands. Our operations consist of two business segments:

     - An investing segment consisting of subsidiaries that hold investments producing primarily tax-exempt interest income. A significant portion of our investments are tax-exempt mortgage revenue bonds or interests in tax-exempt mortgage revenue bonds issued by state and local governments or their agencies or authorities to finance affordable multifamily housing developments. Multifamily housing developments, as well as the rents paid by the tenants, typically secure these investments.

     - An operating segment that provides servicing, loan origination and tax credit and other equity syndication services. These operations and the equity investments made by this segment generate taxable income.

     MuniMae is organized as a limited liability company. This structure allows it to combine the limited liability, governance and management characteristics of a corporation with the pass-through income features of a partnership. As a result, the tax-exempt income MuniMae derives from certain investments remains tax-exempt when MuniMae passes the income through to shareholders. We conduct most of the business of our operating segment through corporate subsidiaries, which do not have the pass-through and other tax advantages of limited liability companies. Approximately 100% of our net income for the year ended December 31, 2001 was tax-exempt. While we produce taxable income each year, in 2001 we had deductions sufficient to offset all of our taxable income. Approximately 92% of our net income for the three years ended December 31, 2001 was tax-exempt.

     The key elements of our strategy are:

     - Selective Investments. We acquire new assets, primarily secured by multifamily housing developments, that have characteristics similar to our other investments and possess attractive returns. For the nine months ended September 30, 2002, we participated in transactions with respect to tax-exempt bonds and bond related investments having a face value of $95.2 million, all of which we expect to generate tax-exempt income. These purchases included portions of and whole tax-exempt bonds, senior floating-rate securities from the securitization of bonds and subordinate securities that entitle us to the cash flow from a bond remaining after payments are made to holders of senior securities. We also invested $65.5 million (including transaction costs) to acquire 35% equity interests in 18 partnerships, each of which owns a multifamily housing development. We also obtained equity interests in four other partnerships, each of whose assets consist solely of a type of interest rate swap known as a total return swap. The equity investments produce taxable income.

     - Intensive Asset Management. We seek to maximize current and future cash flow through active management of our investments. To achieve this goal, we utilize strategic asset management plans to maximize collections of debt service payments while maintaining the long term economic viability of the properties securing our investments. On a portfolio-wide basis, we conduct ongoing site visits and inspections, managing agent assessments, budget reviews, market analyses and monthly and annual operating statement reviews, and also monitor the capital plans for each property. We have the opportunity to realize greater returns on some of our investments if the underlying property performs well. Participating tax-exempt mortgage revenue bonds, on which the amount of the interest payments made to us is based on property performance, represented approximately 17.8% of the fair value of the tax-exempt bonds and bond related investments we held at September 30, 2002.

     - Balanced Funding Strategy and Diverse Sources of Capital. We utilize a combination of equity financing, debt financing and securitizations of our assets to finance the acquisition of our investments and manage interest rate risks. This allows us to manage our cost of capital and cash flows from our investment portfolio while funding acquisitions. In order to reduce our dependency on any one counterparty, in case, for example, that party ceases to offer securitization programs or is no longer able to perform its obligations under its existing securitizations, we have diversified our securitization programs and counterparties significantly over the past two years. Our capital providers include commercial banks, pension funds, government-sponsored entities, investment banks and other institutional investors.

     - Expanded Product Lines. Beginning with the acquisition of Midland Financial Holdings, Inc. in October 1999, we have diversified our product line to include investments that generate taxable income, tax credit and other equity syndication services and investment advisory services. We have used our expanded product lines to create a full service, one-stop resource for tax-exempt and taxable financing to the multifamily housing markets. In addition we have increased our investment in new product types in order to capitalize on opportunistic situations and to identify potential new investment programs. One example of a new investment program is the series of investments we make with CAPREIT, which is described under the caption "Recent Developments -- New Investments with CAPREIT."

     We use our combination of real estate and tax-exempt investment expertise to select and manage our investments and to develop financing opportunities. Our senior management team, led by Mark K. Joseph, Chairman and Chief Executive Officer, has an average of nine years of experience with us and our affiliates, and an average of 19 years of experience in the real estate industry.

     Our executive offices are located at 218 North Charles Street, Suite 500, Baltimore, Maryland 21201 and our telephone number is (443) 263-2900. Our website is www.munimaemidland.com. We do not incorporate by reference the contents of our website into this prospectus supplement.

BUSINESS SEGMENTS AND SOURCES OF INCOME

  Investing Segment

     Our investing segment consists of subsidiaries that hold investments producing primarily tax-exempt interest income. The following table sets forth summary data with respect to the tax-exempt bonds and bond related investments held by our investing segment as of September 30, 2002. With respect to participating bonds, pro forma annual interest represents year-to-date aggregate interest income as of September 30, 2002, annualized, except for three bonds for which, had we annualized interest received at September 30, 2002, the resulting income would have exceeded the maximum amount we are permitted to receive on the bond in any calendar year; for those bonds we assumed the maximum permitted interest rate of 16%. With respect to non-participating bonds, pro forma annual interest is the product of the bond coupon rate and the unpaid principal balance as of September 30, 2002. With respect to residual bond related investments, pro forma annual interest is derived by first calculating the product of (w) the senior certificates outstanding as of September 30, 2002 and (x) the average Bond Market Association index rate for the nine months ended September 30, 2002, plus transaction fees and an interest rate spread to cover certain costs, and then subtracting that amount from the interest payment on the bond, which is the product of (y) the bond coupon rate and (z) the unpaid principal balance of the securitized underlying bond.

                                               % OF       WEIGHTED   PRO FORMA     % OF       FACE AMOUNT      INTEREST RATE
                          FACE       FAIR      TOTAL      AVERAGE     ANNUAL      TOTAL       RANGE (000S)        RANGE(5)
                         AMOUNT     VALUE      FAIR       INTEREST   INTEREST     ANNUAL    ----------------   --------------
                         (000S)     (000S)     VALUE        RATE     (000S)(4)   INTEREST    LOW      HIGH     LOW      HIGH
                        --------   --------   -------     --------   ---------   --------   ------   -------   ----     -----
INVESTMENTS IN
  MORTGAGE REVENUE
  BONDS:
Participating bonds...  $ 82,928(1) $ 84,377   10.82%(2)    8.48%     $ 7,035     11.27%    $5,215   $19,790   7.44%     9.65%
Non-participating
  bonds...............   654,809(1)  621,423   79.68%(3)    7.29%      47,721     76.41%        25    54,743   5.83%     9.50%
Participating
  subordinate bonds...    60,379     56,193     7.21%(2)    9.95%       6,005      9.62%     1,489    12,415   0.00%(6) 16.00%
Non-participating
  subordinate bonds...    19,041     17,900     2.30%(3)    8.87%       1,689      2.70%       653     5,420   5.00%    12.50%
                        --------   --------   -------                 -------    -------    ------   -------
Total/average.........  $817,157   $779,893   100.00%       7.64%     $62,450    100.00%     7,382    92,368   5.54%    10.07%
                        ========   ========   =======                 =======    =======    ======   =======

                                                                     PRO FORMA
                          FACE       FAIR                             ANNUAL
                         AMOUNT     VALUE                            INTEREST
                         (000S)     (000S)                            (000S)
                        --------   --------                          ---------
INVESTMENT IN BOND
  RELATED
  INVESTMENTS:........  $  1,606   $ 11,380                           $11,140

-------------------------

(1) Aggregate fair value of these bonds includes the fair values of 15 bonds that we have securitized, resulting in $219.9 million of corresponding short term debt and 17 bonds that we have securitized, resulting in $119.3 million of corresponding long term debt on our balance sheet. These bonds continue to be included as assets on our balance sheet because the accounting for these transactions is partially dependent on certain call provisions that enable us to retain effective control over these bonds.

(2) We derive weighted average interest rate of participating bonds by annualizing September 30, 2002 year-to-date aggregate interest paid on all participating bonds and dividing by the aggregate face amount of all participating bonds as of September 30, 2002. For three bonds, we assumed the maximum interest rate on those bonds of 16% because annualizing the interest received at September 30, 2002 would have produced a result in excess of the maximum amount the obligors are required to pay on those bonds. Because the interest on these bonds is based partly on property performance, annualizing this interest may not reflect the annual interest we will actually receive.

(3) We derive weighted average interest rate of non-participating bonds by summing the product of the face amount multiplied by the interest rate of each non-participating bond and dividing the total by the aggregate face amount of all non-participating bonds.

(4) Interest income from our residual interests may vary substantially as interest rates rise and fall. See "Risk Factors -- We may suffer adverse consequences from changing interest rates and the effectiveness of our hedging strategies."

(5) With respect to participating bonds, we derive low and high interest rates by annualizing aggregate interest paid at September 30, 2002 and dividing by the face amount as of September 30, 2002. With respect to non-participating bonds, we use the low and high base interest rates stated in the bonds. For three bonds, we assumed the maximum permitted interest rate on those bonds of 16%, even though annualizing the interest received at September 30, 2002 would have produced a higher result, because that result would have been in excess of the maximum amount the obligors are required to pay on those bonds.

(6) Our Riverset bond pays us interest only to the extent of cash flow. The minimum pay rate is zero. Interest accrues at the stated base rate if it is not paid and is due at maturity.

  Operating Segment

     Our operating segment provides servicing, loan origination and tax credit and other equity syndication services. It also makes equity investments, such as our investments with CAPREIT. These operations and investments generate taxable income. For the nine months ended September 30, 2002, our operating segment, which we conduct through Midland, generated $14.5 million in fees, comprising $4.6 million of loan origination fees, $5.1 million of loan servicing fees, and $4.8 million of brokerage fees we earned from tax credit equity syndication fund origination fees. Loan origination fees do not include $2.1 million of origination fees that we received in connection with loan origination activity that we defer and amortize into income over the life of the investment.

                                  THE OFFERING

Common shares offered.........   2,800,000

Common shares outstanding
after the offering............   28,415,147

Use of proceeds...............   We estimate that our net proceeds from this
                                 offering without exercise of the overallotment option will be approximately $63.0 million. We intend to use the net proceeds to fund future investment activity, to reduce outstanding notes payable and for general corporate purposes. See "Use of Proceeds."

Risk Factors..................   See "Risk Factors" and other information
                                 included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a discussion of factors you should carefully consider before deciding to invest in the common shares.

New York Stock Exchange
symbol........................   "MMA"

     The number of shares outstanding after the offering excludes 2,872,033 shares reserved for issuance under our share option plans, of which, as of February 1, 2003, options to purchase 1,345,970 shares at an average exercise price of $19.65 were outstanding. This number assumes that the underwriters' overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 420,000 shares yielding estimated additional net proceeds of approximately $9.5 million.

                              DISTRIBUTION POLICY

     The holders of the common shares are entitled to distributions as declared by our board of directors. Our current policy is to distribute to the holders of common shares at least 80% of our cash flow from operations (exclusive of capital-related items and reserves), but only after payment of distributions to the holders of preferred shares issued by one of our subsidiaries.

                              RECENT DEVELOPMENTS

INVESTMENTS IN TAX-EXEMPT REVENUE BONDS AND MORTGAGE REVENUE BONDS

     Since September 30, 2002, we have participated in approximately $55.0 million in face value of tax-exempt bonds. Although historically we have funded the entire face amount of the bonds at the time they are originated, we have agreed with certain borrowers that we will advance only a portion of the funding and make the remainder available to the borrowers as they are able to employ the funds in the project. This reduces the amount of our capital at risk in the event the project is not completed and reduces the interest cost to the borrower until all of the funds are drawn. The following table sets forth summary data regarding these transactions.

                                                    FACE      WEIGHTED
                                                 AMOUNT OF     AVERAGE                    AMOUNT
                                                 UNDERLYING   PERMANENT    DATE OF       FUNDED AT
                                                  (000'S)     INTEREST     INITIAL     JAN. 31, 2003
INVESTMENT                                          BOND       RATE(1)     FUNDING        (000'S)
----------                                       ----------   ---------   ----------   -------------
City Views at Rosa Burney Park.................   $ 6,300       6.689%    12/11/2002      $1,258
Jefferson at Towne Lake........................    25,150       7.852     12/17/2002       6,515
Sanger Trails..................................     9,750       6.917     12/23/2002         225
Olathe Senior Residences.......................     8,150       6.813     12/24/2002          51
Osborne Place Manors...........................     5,680       6.866     12/27/2002          51
                                                  -------                                 ------
  Total........................................   $55,030                                 $8,100
                                                  =======                                 ======

------------

     (1) Each of these investments comprises two bonds, each of which carries a different interest rate.

REDEMPTION OF BOND

     The issuer of our tax-exempt mortgage revenue bond known as Villa Hialeah redeemed the bond on December 23, 2002. The proceeds that we received upon this redemption included a return of principal and interest of approximately $10.2 million and an additional $0.3 million early redemption fee.

SALE OF BOND

     From time to time we have sold investments when attractive prices were available. On October 9, 2002, we sold our tax-exempt mortgage revenue bond known as Park Center, resulting in net proceeds of approximately $10.8 million, of which approximately $1.4 million represented capital gain.

MIDLAND

     In the agreement pursuant to which we acquired Midland Financial Holdings, Inc. in 1999, we agreed to make additional contingent purchase price payments in three annual installments. In December 2002, we issued 135,116 common shares, having a value of approximately $3.3 million, in payment of the final installment.

NEW INVESTMENTS WITH CAPREIT

     During December 2002, we made equity investments totaling approximately $6.0 million in two properties identified for purchase by CAPREIT, Inc. These investments are in addition to $65.5 million (including transaction costs) we invested earlier in 2002 in 18 partnerships that each own a multifamily housing development in which CAPREIT and its affiliates also invested. Pursuant to our investment agreement with CAPREIT, we may, but are not required to, invest up to $25 million per year for four years in new equity investments with CAPREIT.

DECLARATION OF CURRENT DISTRIBUTION

     On January 17, 2003, our board of directors raised our regular quarterly distribution from $.4400 to $.4425 per common share payable on February 7, 2003 to shareholders of record on January 27, 2003. This represents an annualized distribution of $1.77 per common share and an indicated annualized yield of 7.42% based on the last sale price of our common shares reported on the New York Stock Exchange on January 31, 2003. Investors in this offering will not participate in the February 7, 2003 distribution, but will be entitled to participate in any future distributions to holders of common shares if they continue to hold those shares. Approximately 100% of our net income, and thus our quarterly distributions, for the year ended December 31, 2001 was tax-exempt. While we produce taxable income each year, in 2001 we had deductions sufficient to offset all of our taxable income. Approximately 92% of our net income for the three years ended December 31, 2001 was tax-exempt.

                                  RISK FACTORS

     Before you invest in our common shares, you should be aware that the occurrence of any of the events described in this risk factors section and elsewhere in this prospectus supplement and the accompanying prospectus could have a material adverse effect on our business, financial condition and results of operations. You should carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus, before you decide to purchase the common shares.

THE PROPERTIES SECURING OUR INVESTMENTS MAY NOT GENERATE SUFFICIENT INCOME TO MAKE THE PAYMENTS DUE TO US.

     One of the major risks of owning investments secured by multifamily residential properties is the possibility that the owner of the property securing an investment does not make the payments due to us. The following is a list of some of the things that might cause us to receive less income from our investments than we expect:

     - Adverse economic conditions, either local, regional or national, may limit the amount of rent that can be charged for rental units at the properties. Adverse economic conditions may also result in a reduction in timely rent payments or a reduction in occupancy levels.

     - Occupancy and rent levels may decrease due to the construction of additional housing units or the establishment of rent stabilization or rent control laws or similar agreements.

     - Declines in the level of mortgage interest rates and other changes in the mortgage finance market, such as the increasing availability of zero-downpayment mortgages, may encourage tenants in multifamily rental properties to purchase housing, which may reduce the demand for rental housing.

     - City, state and federal housing programs that subsidize many of the properties impose rent limitations and may limit the ability of the operators of the properties to increase rents. This may discourage operators from maintaining the properties in proper condition during periods of rapid inflation or declining market value of the properties. In addition, the programs may impose income restrictions on tenants, which may reduce the number of eligible tenants in the properties and result in a reduction in occupancy rates. Even if a property is not subject to legal restrictions on the amount of rent that may be charged to low and moderate income tenants, rental market conditions and other factors may result in reduced rents.

     - Tenants who are eligible for subsidies or similar programs may not find the differences in rents between the subsidized or supported properties and other multifamily rental properties in the same area to be a sufficient economic incentive to reside at a subsidized or supported property, which may have fewer amenities or otherwise be less attractive as a residence.

     - Expenses at the property level, including but not limited to capital needs, real estate taxes and insurance, may increase.

     All of these conditions and events may increase the possibility that a property owner may be unable to meet its obligations with respect to mortgage bonds supporting our investments. This could affect our cash available for distribution to holders of our common shares.

OUR INCOME WOULD BE ADVERSELY AFFECTED BY DECLINING PROPERTY VALUES AND PROPERTY PERFORMANCE.

     Our business would be adversely affected by periods of economic slowdown or recession that result in declining property values or property performance, particularly declines in the value or performance of multifamily properties. Any material decline in property values weakens the value of the properties as collateral for our investments, may require us to post additional assets as collateral (which limits our ability to generate income from those assets) and increases the possibility of a loss in the event of a default. Additionally, some of our income comes from contingent interest on participating tax-exempt mortgage revenue bonds and equity investments in partnerships that own multifamily housing developments. Accordingly, a decline in the performance of the related multifamily housing developments would likely have a negative effect on our cash available for distribution to holders of our common shares.

SUBSTANTIALLY ALL OF OUR INVESTMENTS ARE ILLIQUID.

     There is no regular trading market for substantially all of our investments, making them illiquid. This lack of liquidity would be worse during turbulent market conditions or if any of our tax-exempt bonds become taxable or go into default. In the event that we require additional cash during a turbulent market, we may have to sell our investments on unfavorable terms. In addition, the illiquidity associated with our investments makes them hard to value and may cause significant changes in the fair value of our investments, which would be reflected in our book value and other income.

WE MAY SUFFER ADVERSE CONSEQUENCES FROM CHANGING INTEREST RATES NOTWITHSTANDING OUR HEDGING STRATEGIES.

     Changes in interest rates. A decrease in market interest rates may result in a bond issuer redeeming or a bond borrower prepaying or refinancing the bond prior to its stated maturity. We may not be able to reinvest the proceeds of any redeemed investment at an attractive rate of return. This may adversely affect our ability to generate sufficient income to pay distributions on our common shares.

     An increase in market interest rates may lead our securitization counterparties or prospective purchasers of our existing investments to demand a higher annual yield than they currently receive. This could increase our cost of capital, reduce the market value of our investments and may result in a reduction, possibly to zero, of interest distributions we receive from our residual trust interests. These occurrences would adversely affect the amount of cash available for distribution to the holders of our common shares.

     In addition, an increase in market interest rates could lead to a decrease in the value of some of our investments. This could cause some counterparties to demand additional collateral to preserve our existing short term securitization facilities. To the extent that additional collateral could not be provided to satisfy these demands, these securitization facilities could be terminated, which could adversely affect cash available for distribution to holders of the common shares and our financial condition.

     Hedging Strategies. Developing an effective interest rate risk management strategy is complex, and no strategy can completely insulate us from all potential risks associated with interest rate changes. There is a significant risk that we could be required to liquidate investments to satisfy margin calls if interest rates rise or fall dramatically. In addition, hedging involves transaction costs. If we hedge against interest rate risks, we may substantially reduce our net income or adversely affect our financial condition. Furthermore, there can be no assurance that our interest rate hedging activities will protect us fully against all of the risks involved.

     At September 30, 2002, we had $417.0 million of floating interest rate exposure related to our securitizations. To reduce our exposure to rising interest rates, we often enter into interest rate hedges. At September 30, 2002, most of our floating rate exposure was hedged by interest rate swaps. Net payments received by us from our interest rate hedges, if any, will be taxable income, even though the investments we are hedging typically pay tax-exempt interest. We enter into hedges for limited time periods that are typically substantially shorter than the term of our interest rate exposure. At September 30, 2002, the weighted average maturities of our floating rate securitizations and interest rate hedges were approximately 7.9 and 3.5 years, respectively. There can be no assurance that we will be able to enter into new hedges at favorable prices, or at all, when the existing arrangements expire, a risk that is increased by our use of a strategy that requires us to enter into new arrangements often.

OUR INCOME DEPENDS ON THE PERFORMANCE OF COUNTERPARTIES TO OUR CONTRACTUAL OBLIGATIONS.

     All of our income is derived from contractual obligations to make payments to us. Some of our structured transactions, such as the securitization transactions, are extremely complex. See "-- Other parties have priority on the interest and principal of some of our investments, including where we have issued guarantees." We also engage in limited amounts of buying and selling of hedging products and mortgage instruments, including, but not limited to, buying and selling total return swaps and financial futures contracts and options on financial futures contracts and trading forward contracts in order to hedge bond purchase commitments. These instruments are complex and can produce volatile results, including margin calls. Hedging and participating in structured transactions, particularly of a complex nature, exposes us to the credit risks of our counterparties who may in certain circumstances not pay or perform under their contracts. Accordingly, we cannot assure you that our investment or hedging strategies will have the desired results.

WE HAVE SIGNIFICANT OFF-BALANCE-SHEET FINANCING.

     We have in the past obtained, and may in the future obtain, a significant amount of our funding from securitizing tax-exempt bonds. When we securitize a bond and purchase only subordinate certificates, our rights are subordinate to the payment in full of the value of outstanding senior certificates. In addition, we are the guarantor on $16.2 million of demand notes relating to loans we made and then sold. See "-- Other parties have priority on the interest and principal of some of our investments, including where we have issued guarantees." Under our policies in effect prior to September 30, 2001, and consistent with generally accepted accounting principles, we did not include these obligations and the related assets on our balance sheet. Although generally accepted accounting principles allow us to keep similar financing generated by future securitization transactions off our balance sheet, due to potential accounting issues associated with off-balance-sheet transactions, we decided to change our policies for most transactions entered into after September 30, 2001. Under this policy we intend to treat all future securitization transactions in which we own interests in the bonds prior to their securitization as borrowings and include the senior certificate obligations and the related assets on our balance sheet. We do not expect to change our accounting treatment for the senior certificates and demand notes that were treated as off-balance-sheet obligations as of September 30, 2001. The amount of those obligations as of September 30, 2002 was $147.3 million. In addition, we continue to create off-balance-sheet debt when we acquire subordinate securities from securitizations in which we did not own an interest in the bonds prior to their securitization. The amount of those obligations as of September 30, 2002 was $66.0 million. We may change these policies at any time in the future.

     Investors may become concerned about investing in us or any company that has significant off-balance-sheet financings. If investors or other parties determine that our off-balance-sheet financing adversely affects their willingness to own an interest in or engage in transactions with us, our business and the value of our common shares would be negatively affected.

OTHER PARTIES HAVE PRIORITY ON THE INTEREST AND PRINCIPAL OF SOME OF OUR INVESTMENTS, INCLUDING WHERE WE HAVE ISSUED GUARANTEES.

     Investments owned by MuniMae TE Bond Subsidiary, LLC. We own 100% of the common shares of one of our subsidiaries, TE Bond Subsidiary, LLC; however, TE Bond Subsidiary has also issued $168.0 million of preferred shares. The holders of the preferred shares have the first right to income and principal of the investments held by the subsidiary, up to the liquidation preference of the preferred shares of $168.0 million plus unpaid distributions upon any liquidation. The investments in TE Bond Subsidiary represented $678.0 million of fair value or 45.3% of our gross assets as of September 30, 2002 and generated $45.2 million or 47.5% of our gross income for the nine months ended September 30, 2002. As of September 30, 2002, 85.7% of the fair value of our tax-exempt bonds and other bond related investments was held by TE Bond Subsidiary. Holders of the subsidiary's preferred shares are entitled to an aggregate of $12.0 million in distributions per annum.

     Investments we have securitized or pledged as collateral. We securitize some of our investments that generate tax-exempt income to provide funds for other investments at what we believe is a low cost relative to the cost of other forms of financing. In a typical short term securitization, we cause tax-exempt bonds to be deposited into a trust. The trust sells short term floating rate interests in the trust, which have first priority on the cash flow from the deposited tax-exempt bonds, to third party investors. We purchase from the trust the right to receive the interest remaining after the trust makes payments to the holders of the senior floating rate interests, which is called a residual interest. In the event the trust cannot meet its obligations, all or a portion of the deposited tax-exempt bonds may be sold to satisfy the obligations to the holders of the senior interests. Therefore, cash flow from these tax-exempt bonds may not be available to pay any amounts on our residual interests. In the event of the liquidation of the tax-exempt bonds, no payment will be made to us except to the extent that the sale price received for the tax-exempt bonds exceeds the amounts due on the senior obligations of the trust.

     Typically the payment of the interest and principal on the senior floating rate interests is guaranteed by a third party credit enhancement provider. We also typically pledge tax-exempt bonds, but may pledge other types of assets, to secure the credit enhancement provider's guarantee of payment to the holders of the senior floating rate certificates. In the event that the trust has insufficient income to repay the short term senior floating rate certificates and the third party is required to repay the senior floating rate certificates, our pledged assets may be sold to reimburse the third party for its advance of funds and we may lose the cash flow from the tax-exempt bonds and our ownership interest in them. Our ability to remedy defaults inside the trust is limited. At September 30, 2002, $479.3 million or 60.6% of the fair value of our tax-exempt bonds and bond related investments (in addition to the tax-exempt bonds that are the subject of the securitization) was pledged to secure repayment by a third party of $417.0 million in principal amount of short term senior floating rate certificates. These assets that were pledged as collateral produced $39.4 million or 53.6% of our pro forma annual interest income from bonds and other bond related investments.

     In addition to short term securitizations, we also utilize longer term fixed-rate securitizations. The interests sold from the longer term securitization trusts bear interest at a fixed rate or at a fixed rate for several years and then are subject to a remarketing. Similar to short term securitizations, we pledge other tax-exempt bonds that we own to secure our repayment obligation. At September 30, 2002, approximately $65.8 million or 8.3% of the fair value of our tax-exempt bonds and bond related investments (in addition to the tax-exempt bonds that are the subject of the securitization) was pledged to secure repayment of the $119.3 million in principal amount of senior trust certificates issued by the securitization facilities. The assets that were pledged as collateral produced $10.3 million or 13.9% of our pro forma annual interest income from bonds and bond related investments.

     Subordinated Investments. A portion of our investments are subordinated securities or interests in bonds that are junior in right of payment to other bonds, notes or instruments. At September 30, 2002, these investments represented $74.1 million or 9.4% of the fair value of our tax-exempt bonds and bond related investments and produced $7.7 million or 10.5% of our pro forma annual interest income from tax-exempt bonds and other bond related investments. Among the risks of these investments are that borrowers may not be able to make payments on both the senior and the junior interests and that the value of the underlying asset may be less than the amounts owed to both the senior and the junior interest holders. As a consequence, we, as a holder of the junior security, could receive less than the full and timely repayment of our investment. Moreover, the holders of the senior interests may control the ability to enforce remedies. Without the consent of the senior holders, we will have limited ability to take actions that might protect our interests. If the cash flow with respect to a particular investment is not sufficient to make full payments on the junior interests, our ability to make distributions to our shareholders could be adversely affected.

     We have obligations under guarantee and loss sharing agreements. As part of our regular business, we sometimes guarantee obligations of third parties and agree to share losses, if any, with investors and other counterparties. These commitments include guarantees of payment on bank credit lines, tax indemnities to holders of preferred shares issued by one of our subsidiaries, guarantees of performance on certain financing and swap agreements and guarantees of payment and loss sharing agreements with Fannie Mae and other financial partners. We assume these obligations to facilitate the completion of some investments we make and transactions we structure, and to increase the yield we can offer investors and realize ourselves or decrease the rate charged to us by investors or lenders. If we were required to fulfill our obligations on one or more of these commitments, our ability to make distributions to our shareholders would be adversely affected.

WE HAVE LIMITED RECOURSE UPON A TAX-EXEMPT MORTGAGE REVENUE BOND DEFAULT OR UPON THE BANKRUPTCY OF A BORROWER UNDER A MORTGAGE BOND.

     Although state or local governments or their agencies or authorities issue the tax-exempt mortgage revenue bonds that we own (or which underlie many of our investments), the tax-exempt mortgage revenue bonds are not general obligations of any state or local government. No government is liable under the tax-exempt mortgage revenue bonds, nor is the taxing power of any government pledged to the payment of principal or interest under the tax-exempt mortgage revenue bonds. An assignment of the related mortgage loan secures each tax-exempt mortgage revenue bond we own. The loan is secured by a mortgage on the underlying property and an assignment of rents. The owners of the underlying properties are only liable for the payment of principal and interest under the mortgage loans to the extent of the cash flow and sale proceeds from the properties. Accordingly, the revenue derived from the operation of the properties and amounts derived from the sale, refinancing or other disposition of the properties is the sole source of funds for payment of principal and interest to us under the tax-exempt mortgage revenue bonds.

     Our revenue may also be adversely affected by the bankruptcy of a borrower. A borrower under bankruptcy protection may be able to restructure its debt payment and stop making mortgage payments.

WE HOLD INVESTMENTS THAT HAVE FAILED IN THE PAST TO MEET THEIR DEBT SERVICE OBLIGATIONS AND MAY FAIL TO MEET THEIR OBLIGATIONS AGAIN IN THE FUTURE.

     As of September 30, 2002, tax-exempt bonds that accounted for approximately 18.6% of our pro forma annual interest income from tax-exempt bonds and other bond related investments failed for some period of time to meet their full debt service obligations and five of those bonds continued to be in default at September 30, 2002. In lieu of foreclosure, the general partner interest in the original borrowing partnership or the deeds to the properties securing all but two of these tax-exempt bonds were transferred to affiliates of the general partner of our predecessor entity. All the bonds that are in default were acquired by our predecessor except for two bonds, which represent approximately 3.9% of our pro forma annual interest income from tax-exempt bonds and other bond related investments. In addition, one bond that accounts for approximately 2.5% of our pro forma annual interest income from tax-exempt bonds and other bond related investments has defaulted since September 30, 2002 and continues to be in default. Additionally, some of our tax-exempt bonds have been refunded on terms that defer, and in certain circumstances reduce, the debt service obligations on such tax-exempt bonds. We generally have no ability to limit or initiate these refundings. We cannot assure you that defaults and refundings will not occur in the future and that when they do occur, that they will not result in reduced cash flow from our investments.

THE VALUE OF THE COMMON SHARES AND MUNIMAE'S ABILITY TO MAKE DISTRIBUTIONS DEPEND ON THE APPLICATION OF TAX LAWS.

     Impact of Proposed Tax Legislation. On January 7, 2003, the Bush Administration proposed changes to the tax laws that would, if enacted as proposed, exclude certain corporate dividends from an individual's taxable income. The proposal would reduce the importance of a primary advantage of investing in municipal bonds -- that interest received on these bonds is tax-exempt while dividend income from investments in corporate equity is taxed as ordinary income. It is likely that this could increase the cost of municipal financings, as interest rates offered by municipal borrowers would rise to compensate investors for the loss of the tax advantage. This could lead to a decrease in municipal borrowing activities, which would reduce our opportunities to originate, structure and invest in municipal financings. Even if this proposal is not enacted, while it is under consideration, borrowers and investors may postpone transactions until the issue is resolved. The proposed changes and any temporary reduction in transaction volume could adversely affect our operations and could negatively affect our net income.

     The changes proposed would exclude corporate dividends from taxable income only to the extent that the corporation paying the dividends has paid tax on its income. While we produce taxable income each year, in 2001 we had deductions sufficient to offset all of our taxable income in that year. Approximately 92% of MuniMae's net income for the three years ended December 31, 2001 was tax-exempt. While the tax-exempt portion of our distributions is, and under the proposal would remain, excludable from taxable income, the proposal could cause the after-tax returns available from other investments to increase, and cause shares in other companies to become more attractive relative to our shares. These changes could also reduce the value of our existing investments, since tax-exempt municipal bond income would not enjoy the same tax advantage as provided under current law.

     The proposed exclusion from taxable income would apply only to dividends paid out of income that was taxed at the corporate level. Through Midland, we arrange for corporations to make investments in exchange for tax credits that are available under various federal programs and which reduce the taxable net income of the holder. In connection with this business we receive fees for selling the tax credits, make loans to and earn interest on those loans from developers and provide and receive fees for managing assets. If the proposal is enacted in its current form, income that has not been taxed at the corporate level could be less valuable to shareholders than taxed income, the value of tax credits to corporate investors could decrease and the tax credit syndication industry could be harmed and possibly cease to operate. Even if this proposal is not enacted, while it is under consideration, corporations may be disinclined to purchase tax credits that they may later choose not to use or may find to be of limited value. Moreover, delays in the syndication of tax credits could negatively affect our net income and our ability to borrow from third parties to finance this product line. There can be no assurance regarding the form in which this proposal ultimately will be enacted or whether it will in fact be enacted.

     Publicly Traded Partnership Status. MuniMae operates as a partnership for federal income tax purposes. This permits MuniMae to pass through most of its tax items -- including taxable income, tax-exempt income, deductions, credits and other tax items -- to shareholders. However, the listing of common shares on the New York Stock Exchange causes MuniMae to be treated as a "publicly traded partnership" for federal income tax purposes. As a publicly traded partnership, MuniMae will be taxed as a corporation for any taxable year in which less than 90% of its gross income consists of "qualifying income." Qualifying income includes interest, dividends, real property rents, gains from the sale or other disposition of real property or other capital assets held for the production of interest or dividends, and certain other items. Clifford Chance US LLP, our counsel, has advised us that, although the issue is not free from doubt, tax-exempt interest income constitutes qualifying income for this purpose.

     In addition, in the opinion of Clifford Chance US LLP, although the issue is not free from doubt, each of MuniMae and its predecessor has been and is properly treated as a partnership for federal income tax purposes. In this regard, we have represented to Clifford Chance US LLP that, in all relevant prior years of MuniMae and its predecessor's existence, at least 90% of its gross income was qualifying income, and have covenanted to conduct MuniMae's operations in a manner such that at least 90% of its gross income, including tax-exempt income, will constitute qualifying income. Clifford Chance US LLP's opinion is based on, and subject to, our foregoing representation and the discussion below entitled "Federal Income Tax Considerations -- General."

     If, for any reason, less than 90% of MuniMae's gross income constitutes qualifying income, MuniMae's income, deductions, credits and other tax items would not pass through to shareholders, and shareholders would be treated as stockholders in a corporation for federal income tax purposes. In addition, distributions by MuniMae to its shareholders would constitute ordinary dividend income, taxable to the shareholders to the extent of MuniMae's earnings and profits, which would include tax-exempt net income, as well as any taxable net income it may have, reduced by any federal income taxes paid. MuniMae would not be able to deduct the payment of these dividends. Also, MuniMae would be required to pay federal income tax at regular corporate rates on its net income, with the exception of tax-exempt income. See "Federal Income Tax
Considerations -- General -- Publicly Traded Partnership Rules" and
"-- Treatment of Corporate Dividends."

     Tax-Exemption of Mortgage Revenue Bonds. On the date of initial issuance of each of the tax-exempt mortgage revenue bonds in which MuniMae invests, bond counsel, or special tax counsel, rendered its opinion to the effect that, based on the federal income tax law in effect on the date of issuance, interest on such tax-exempt mortgage revenue bonds was excludable from gross income for federal income tax purposes, except with respect to any tax-exempt mortgage revenue bond, other than a tax-exempt mortgage revenue bond the proceeds of which are loaned to a charitable organization qualifying as a certain type of tax-exempt organization under the federal income tax law, during any period in which such tax-exempt mortgage revenue bond is held by a "substantial user" of the property or by a "related person" to such substantial user as such terms are described in the relevant provisions of the federal income tax law. These opinions are typically conditioned on the compliance with state and local usury laws. For purposes of our discussion, we treat federal income tax law as a body of authorities consisting of the Internal Revenue Code of 1986, as amended, Treasury Regulations issued under the Code, administrative interpretations of the Code and judicial interpretations of the Code.

     Federal income tax law establishes certain requirements which must be met by the issuer of bonds and certain other persons subsequent to the issuance of such bonds for interest to remain excluded from gross income for federal income tax purposes. Among these continuing requirements are restrictions on the investment and use of the bond proceeds and, for bonds the proceeds of which are loaned to a certain type of tax-exempt charitable organization, the continued tax-exempt status of such charitable organization borrower. In addition, the continuing requirements include income restrictions and compliance with an arbitrage compliance certificate, regulatory agreement or similar document. Failure to comply with the continuing requirements of the federal income tax law may cause interest on such bonds to be includable in gross income for purposes of the federal income tax law retroactive to the date of issuance, regardless of when such non-compliance occurs. Each issuer of the bonds, as well as each conduit borrower of the tax-exempt mortgage revenue bonds, has covenanted in an arbitrage compliance certificate, regulatory agreement or similar document, that it would comply with certain procedures and guidelines designed to ensure satisfaction of the continuing requirements of the federal income tax law. Failure to comply with these continuing requirements may cause the interest on such bonds to be includable in gross income for federal income tax purposes, retroactive to the date of issuance, regardless of when such non-compliance occurs.

     In connection with the above, Clifford Chance US LLP has not passed upon, and does not assume any responsibility for, but rather has assumed the continuing correctness of, the opinions of bond counsel, or special tax counsel, relating to the tax-exemption of interest on the bonds. Clifford Chance US LLP has not independently verified whether any events or circumstances have occurred since the original issuance of the bonds that would adversely affect such opinion of bond counsel or special tax counsel. However, as of the date of this prospectus supplement, neither we, our affiliates nor Clifford Chance US LLP, has knowledge of any events that may adversely affect the tax-exempt status of the bonds, including any notice that the Internal Revenue Service considers interest on any of the bonds to be includable in gross income.

     MuniMae's predecessor owned 22 tax-exempt mortgage revenue bonds. The borrowers on 11 of these tax-exempt mortgage revenue bonds had failed to make timely debt service payments resulting in defaults on such tax-exempt mortgage revenue bonds, and the tax-exempt mortgage revenue bonds were refunded in 1995. The borrowers on six of the remaining tax-exempt mortgage revenue bonds, which were not refunded, have defaulted on their monetary obligations. Three of the 22 tax-exempt mortgage revenue bonds continued to be in default as of September 30, 2002. In addition, the borrowers on two of the tax-exempt mortgage revenue bonds that MuniMae and certain of its subsidiaries have acquired, subsequently have defaulted on their monetary obligations and continued to be in default as of September 30, 2002. Additionally, the borrower on one of the tax-exempt mortgage revenue bonds has defaulted since September 30, 2002 and continues to be in default. MuniMae completed foreclosure proceedings on one of the defaulted bonds and may initiate foreclosure proceedings on other mortgage properties at some time in the future. We believe that MuniMae and certain of its subsidiaries have exercised and continue to exercise prudent business practices to enforce their creditor's rights under the applicable bond documents, including initiating foreclosure proceedings on the mortgaged properties when advisable.

     A risk exists that the Internal Revenue Service may treat actions of MuniMae or certain of its subsidiaries to exercise, or not to exercise, their rights under one or more of the mortgages of the defaulted tax-exempt mortgage revenue bonds as constituting a material modification of such tax-exempt mortgage revenue bond and, therefore, conclude that these tax-exempt mortgage revenue bonds were reissued for federal income tax purposes. If the Internal Revenue Service asserts this position and is successful in maintaining it in a court, interest on these tax-exempt mortgage revenue bonds probably would be taxable for federal income tax purposes.

     In connection with the above, we have been advised by counsel that MuniMae's actions, or failures to act, taken in connection with the default of these tax-exempt mortgage revenue bonds would not, under the federal income tax law in effect at the time of the defaults, result in a reissuance of such mortgage bonds. We have assumed the continuing correctness of the legal advice we received on this issue. Clifford Chance US LLP has not passed upon, and does not assume responsibility for, but rather has assumed the correctness of, counsel's advice to us on this issue. Unlike a ruling from the Internal Revenue Service, however, the advice of counsel has no binding effect or official status of any kind, and no assurance can be given that the conclusions reached will not be contested by the Internal Revenue Service or, if contested, will be sustained by a court. We will use commercially reasonable efforts to contest any adverse determination by the Internal Revenue Service on this issue. We will incur additional expenses if we contest any adverse determination.

     Treatment of Tax-Exempt Mortgage Revenue Bonds as Equity. Interest payable on certain of the participating tax-exempt mortgage revenue bonds that we hold for investment depends upon the cash flow from, and proceeds upon sale of, the underlying properties. If the Internal Revenue Service determined that these participating tax-exempt mortgage revenue bonds involved an equity investment in the respective underlying properties because of this feature, all or part of the interest on those bonds would not qualify as tax-exempt interest for federal income tax purposes. However, to our knowledge, the Internal Revenue Service has not challenged the tax-exempt status of these participating tax-exempt mortgage revenue bonds.

     Prior to the acquisition of the participating tax-exempt mortgage revenue bonds, MuniMae's predecessor received opinions of counsel to the effect that, based upon certain assumptions described in the opinions, more likely than not, each of these tax-exempt mortgage revenue bonds would be treated, for federal income tax purposes, as representing indebtedness and that no portion of the tax-exempt mortgage revenue bond or any payments receivable thereunder would be considered (i) an equity interest in the conduit borrower, (ii) an equity interest in a venture between MuniMae and the conduit borrower, or (iii) an ownership interest in the underlying properties. We have received similar opinions with respect to the participating subordinate tax-exempt mortgage revenue bonds and one additional tax-exempt mortgage revenue bond that we acquired afterward.

     The original opinions issued with respect to certain of these tax-exempt mortgage revenue bonds indicated that the tax-exempt mortgage revenue bonds were, more likely than not, indebtedness, but included a qualification that no opinion was expressed with respect to the characterization of the tax-exempt mortgage revenue bonds as indebtedness or equity under circumstances of a default. With respect to three of these tax-exempt mortgage revenue bonds that have defaulted, but were not refunded, we have not received any updated opinions of counsel with respect to the issue of whether the underlying tax-exempt mortgage revenue bonds should be treated as equity. With respect to two of these participating tax-exempt mortgage revenue bonds that have defaulted, but were not refunded, we have received an updated opinion of counsel that the bonds will be treated as debt. Unlike a ruling from the Internal Revenue Service, however, an opinion of counsel has no binding effect or official status of any kind, and no assurances can be given that the conclusions reached in such opinion will not be contested by the Internal Revenue Service or, if contested, will be sustained by a court. We will use commercially reasonable efforts to contest any adverse determination by the Internal Revenue Service on this issue. We will incur additional expenses if we contest any adverse determination.

     A number of opinions rendered at the time of the issuance of some of our investments, which were originally acquired by MuniMae's predecessor, were rendered by a predecessor of Piper Rudnick LLP, counsel for the underwriters in this offering. Piper Rudnick LLP's predecessor was then acting as counsel for MuniMae's predecessor. Except as described in the preceding sentence, none of the opinions described in the preceding paragraph, were rendered by Clifford Chance US LLP or Piper Rudnick LLP, and neither has passed on or assumes any responsibility for the opinions of other counsel on this issue.

Moreover, neither Clifford Chance US LLP nor Piper Rudnick LLP has made any independent determination as to whether any events or circumstances have occurred or intervened since the original issuance of the "indebtedness" opinions that would adversely affect such opinions, including the defaults described above.

     Investment in New Assets. MuniMae has been making additional investments in tax-exempt mortgage revenue bonds and related assets and entering into hedging transactions, such as interest rate swaps. These investments may produce income that is subject to federal income tax, and that may not be qualifying income for purposes of the publicly traded partnership rules. In addition, MuniMae's investments may include investments in tax-exempt mortgage revenue bonds that need to be restructured and remarketed. MuniMae could recognize taxable income, gain or loss, upon any such restructuring and remarketing of the tax-exempt bonds even though such restructuring does not result in any cash proceeds to MuniMae. In addition, various conditions would have to be met to insure that the restructuring and remarketing of tax-exempt bonds would not cause the loss of the tax-exempt status of interest on such bonds.

     Taxable Income. MuniMae currently invests significantly in tax-exempt investments. However, MuniMae invests in some assets, such as Midland, and engages in certain operations that generate income that is not exempt from federal income tax, including dividends from Midland and capital gains from the sale of its assets. Further, as described above, the Internal Revenue Service may seek to recharacterize a portion of MuniMae's tax-exempt income as taxable income. A shareholder's distributive share of such income will be taxable to the shareholder, regardless of whether an amount of cash equal to such distributive share is actually distributed. Further, although MuniMae believes it to be unlikely, shareholders may owe taxes relating to their investments in MuniMae that exceed distributions made by MuniMae. See "Federal Income Tax Considerations."

     Limitations on Business Activities. As stated above, MuniMae is not taxable as a corporation under the publicly traded partnership rules, provided it continues to satisfy the 90% qualifying income exception. In determining whether interest is treated as qualifying income under these rules, interest income derived from the active conduct of a lending, banking or similar business is not treated as qualifying income. In this regard, we have represented and covenanted that MuniMae is acting as an investor with respect to its investments and that it has not and will not engage in the active conduct of a lending, banking or similar business. If, for any reason, more than 10% of MuniMae's gross income constitutes non-qualifying income, such as interest derived from the active conduct of a lending, banking or similar financial business, MuniMae will be taxable as a corporation rather than as a partnership for federal income tax purposes, with the attendant negative consequences to MuniMae and shareholders described above. See "-- Publicly Traded Partnership Status."

     Substantial User Limitation. Interest on a tax-exempt mortgage revenue bond, other than a tax-exempt mortgage revenue bond the proceeds of which are loaned to a tax-exempt charitable organization, will not be excluded from gross income during any period in which MuniMae or, if the bond is held by an affiliate of MuniMae, the affiliate is a "substantial user" of the corresponding property or a "related person" of a "substantial user." A "substantial user" of a property generally includes the conduit borrower and any person or entity who uses the property on other than a de minimis basis. MuniMae or its affiliate, as applicable, will be a related person of a substantial user for this purpose if, among other things, it directly, indirectly or by attribution owns more than a specified percentage of the stock or capital or profits interest in the substantial user. The attribution rules under federal income tax law are complex and the preceding sentence is not intended to be a complete summary of their application.

     We have received opinions and/or advice with respect to certain of the tax-exempt mortgage revenue bonds we hold for investment to the effect that MuniMae is not a substantial user or a related person of such substantial user. There exist certain levels of direct or indirect common ownership between us and certain of the borrowers of the tax-exempt mortgage revenue bonds which were considered when we received such opinions, and/or advice, that MuniMae or, if the bond is held by an affiliate of MuniMae, the affiliate is not a related person of a substantial user of the facilities financed by such tax-exempt mortgage revenue bonds. Clifford Chance US LLP has not passed upon, nor assumed any responsibility for, but rather, except as provided in the next paragraph, has assumed the correctness of those opinions and/or advice. Based upon discussions with us, as of the date of this prospectus supplement, Clifford Chance US LLP does not have knowledge of any facts or circumstances that would adversely affect the conclusions underlying those opinions and/or advice.

     As of the date of this prospectus supplement, one of MuniMae's officers owns, directly or indirectly, more than 50% of the profits and/or capital interests in partnerships that are the borrowers on 10 tax-exempt mortgage revenue bonds MuniMae or its affiliates own through a combination of whole bond and custodial receipt arrangements. In the opinion of Clifford Chance US LLP, MuniMae or, if the bond is held by an affiliate of MuniMae, the affiliate will not be treated as a related person of any substantial user of any of the facilities financed with the proceeds of a tax-exempt mortgage revenue bond relating to such partnership by virtue of any equity investment in MuniMae by any of MuniMae's officers upon the consummation of the offering. Clifford Chance US LLP based its opinion on certain representations that we made in connection with this offering. Further, in issuing the foregoing opinion, Clifford Chance US LLP has assumed that our representations are true and correct and has not made any independent determination as to the equity ownership of MuniMae, its affiliates or the partnerships. The foregoing opinion also assumes that (i) the tax-exempt mortgage revenue bonds will be treated as indebtedness for federal income tax purposes, (ii) interest on such tax-exempt mortgage revenue bonds is excludable from gross income for federal income tax purposes except during any period in which it is held by a substantial user of the property or related person thereto, and (iii) neither MuniMae nor any of its affiliates are treated as a substantial user of the property for any reason. Unlike a ruling from the Internal Revenue Service, however, the opinion of Clifford Chance US LLP has no binding effect or official status of any kind, and no assurance can be given that the conclusion reached will not be contested by the Internal Revenue Service or, if contested, will be sustained by a court. We intend to use commercially reasonable efforts to contest any adverse determination by the Internal Revenue Service on the substantial user issue. Any such contest will result in us incurring additional expenses. The issue of whether MuniMae or its affiliates will be treated as a related person is a highly factual inquiry which ultimately depends upon the direct and indirect ownership of MuniMae and its affiliates. Because common shares are publicly traded, there can be no assurance that MuniMae or its affiliates will not be treated as a related person to a substantial user at a future time.

     Allocation of MuniMae's Taxable and Tax-Exempt Income. MuniMae will use various accounting and reporting conventions to determine each shareholder's allocable share of income, including any market discount taxable as ordinary income, gain, loss and deductions. MuniMae's allocation provisions will be respected for federal income tax purposes only if they are considered to have "substantial economic effect" allocations or are in accordance with the partners' "interest in the partnership". There is no assurance that the Internal Revenue Service will agree with MuniMae's various accounting methods, conventions and allocation provisions, particularly its allocation, pursuant to an election made by MuniMae, to shareholders of adjustments attributable to the differences between the shareholders' purchase price of common shares and their shares of MuniMae's tax basis in its assets. Because, as a publicly traded partnership, MuniMae may be unable to comply with the literal requirements of the applicable tax law provisions, and because certain of its allocations may not have "substantial economic effect," Clifford Chance US LLP is unable to express an opinion on these issues. However, we do not expect that any reasonable adjustments which may be required by the Internal Revenue Service would substantially increase the income allocable to shareholders. See "Federal Income Tax Considerations -- Certain Federal Income Tax Considerations Relating to MuniMae and Its Shareholders -- Allocation of Income and Loss."

     Revocation of the Basis Adjustment Election. MuniMae previously made an election, under the relevant provisions of the federal income tax law, to adjust the bases of its partnership properties on the transfer of its common shares, by the difference between the transferee shareholder's basis in the shares and the transferee shareholder's allocable share of MuniMae's basis in its properties. MuniMae has requested that the Internal Revenue Service revoke the basis adjustment election for its taxable years beginning with the taxable year ending December 31, 2003. As of the date of this prospectus supplement, MuniMae has not yet received the Internal Revenue Service's approval of the revocation. If approval is received, MuniMae will no longer be making the adjustments discussed above each time there is a transfer of MuniMae shares. The absence of such adjustments may tend to accelerate a shareholder's recognition of gain attributable to dispositions by MuniMae of its properties. See "Federal Income Tax Considerations -- Certain Federal Income Tax Considerations Relating to MuniMae and its Shareholders -- Basis Adjustment Election" for additional information.

     New Tax Shelter Regulations. The Treasury Department recently issued Temporary Regulations expanding the disclosure of reportable transactions and the list-maintenance requirements for potentially abusive tax shelters for transactions entered into on or after January 1, 2003. Because of the broad scope of the Temporary Regulations, it is possible that some of the transactions we enter into on or after January 1, 2003, such as interest rate swaps and other derivative transactions subject to confidentiality agreements or sale of tax-exempt mortgage revenue bonds at a loss, may be subject to the disclosure and list-maintenance requirements. Subsequent to the issuance of the Temporary Regulations, the Treasury Department announced that the effective date of the new list-maintenance requirements would be delayed until the publication of final Regulations. As of the date of this prospectus supplement, the Treasury Department has not issued the final Regulations, and we are not certain what revisions will be made or how the final Regulations will affect the operations of MuniMae.

TAX-EXEMPT NET INCOME COULD DECREASE IF THE FOCUS OF OUR BUSINESS CHANGES.

     If the operating segment of our business, which generates taxable income, represents a larger percentage of our business in the future or if we invest in a larger percentage of taxable investments, the percentage of our net income that is tax-exempt could decrease significantly. Additionally, MuniMae receives interest income on intercompany loans MuniMae makes to Midland, a corporate subsidiary, and MuniMae also receives dividend income from Midland. Unlike tax-exempt distributions from a subsidiary organized as a limited liability company that can act as a pass through entity, taxable interest income and dividend income from a corporation is not tax-exempt. The percentage of our net income that is tax-exempt could decrease significantly if, and to the extent, we receive interest or dividends from Midland. See "The value of the common shares and MuniMae's ability to make distributions depend on the application of tax laws -- Treatment of Corporate Dividends."

ENVIRONMENTAL PROBLEMS AT THE PROPERTIES SECURING OUR INVESTMENTS WOULD REDUCE THE INTEREST PAYMENTS TO US AS WELL AS THE VALUE OF THE COLLATERAL SECURING THE INVESTMENT AND THE INVESTMENT ITSELF.

     Our bond and bond related investments are generally secured by real estate. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is generally liable for the costs of removal or remediation of hazardous or toxic substances released on, above, under or in such property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of these substances. The costs of removal or remediation could be substantial and could negatively impact the availability of cash flow at the property level for payments on our investments. Independent environmental consultants have conducted Phase I environmental site assessments (which involve inspection without soil sampling or groundwater analysis) with respect to all but five of the properties as of the date of this prospectus supplement. Our bond and bond related investments secured by these five properties represent 7.0% of our pro forma annual interest income from tax-exempt bonds and other bond related investments. We cannot assure you that the environmental assessments or our inspections have revealed all environmental liabilities and problems relating to the properties or that nothing has occurred since the completion of such assessments. Additionally, we cannot assure you that the properties on which no environmental assessment was conducted do not contain regulated toxic or hazardous substances. We intend that all investments acquired in the future will have Phase I environmental site assessments.

A PORTION OF OUR INCOME IS SUBJECT TO THE RISKS OF INVESTING IN ASSISTED LIVING FACILITIES AND/OR CONGREGATE CARE FACILITIES.

     As of the date of this prospectus supplement, five of the properties underlying our investments are assisted living or other elder care facilities. We may acquire additional investments secured, directly or indirectly, by assisted living and/or congregate care facilities. In addition to the risks associated with investing in tax-exempt mortgage revenue bonds, investments that are secured by assisted living or other congregate care facilities are subject to risks related to the operation and regulation of the facility since under many state laws these facilities may be subject to regulation as healthcare providers. Assisted living and elder care facilities are subject to additional regulatory oversight, licensing requirements, restrictions on evicting tenants and zoning. In addition, the Internal Revenue Code and related regulations establish restrictions on the operation of the facility to maintain its tax-exempt status. Finally, the residents of assisted living or other congregate care facilities are generally elderly, disabled or other similar individuals. Many of these residents may have limited financial means or may participate in federal or state assistance programs. To that extent, operators of the facility may have difficulty increasing rates or revenues or may have difficulty collecting payments in excess of the federal or state assistance that the residents receive, which could depress the value of the facility and could adversely impact the facility's ability to service its mortgage obligations.

A PORTION OF OUR INCOME IS SUBJECT TO THE RISKS OF INVESTING IN STUDENT HOUSING FACILITIES.

     Two of the properties underlying our tax-exempt mortgage revenue bonds were student housing facilities as of September 30, 2002. We have acquired one additional tax-exempt mortgage revenue bond secured by student housing facilities since September 30, 2002. In addition to the risks associated with investing in tax-exempt mortgage revenue bonds, investments that are secured by student housing facilities are subject to risks associated with a primarily student population and the facility's relationship with nearby educational institutions. Moreover, recent Internal Revenue Service audit activity of bonds financing certain student housing facilities could adversely affect the value of our investments in the market.

A PORTION OF OUR INCOME IS SUBJECT TO THE RISKS OF INVESTING IN OTHER REAL ESTATE INVESTMENTS.

     We have acquired two and may acquire other investments related to large scale real estate developments, including single-family housing developments. The risks associated with these investments may be different from those associated with investing in tax-exempt multifamily bonds, since many of these investments are secured only by specific payments pledged by the local government or local improvement district that issues the bonds. Some of these investments are secured by assessment payments imposed on the residents of the development. Other investments are secured by special taxes or tax increments imposed on the development. Periods of economic decline may affect the ability of residents of the development to pay assessments or taxes. Additionally, a decline in the property value of the development would reduce any taxes that secure the bonds. Further, many of these developments, and related local infrastructures, have not been constructed when the bonds are issued, so that an economic decline could affect the construction schedule and subsequent sale of the development to residents, in which case the value of assessments or taxes paid or the value of the tax increment would be adversely affected. Since these financings are generally not secured by a mortgage, a decline in assessments or taxes increases the possibility of a loss in the event of a default.

WE ARE NOT REQUIRED TO BE REGISTERED UNDER THE INVESTMENT COMPANY ACT AND WOULD NOT BE ABLE TO CONDUCT OUR BUSINESS AS WE CURRENTLY CONDUCT IT IF WE BECAME REQUIRED TO BE REGISTERED.

     We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940. We are exempt from registration because, directly and through majority owned subsidiaries, we are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. In order to qualify for this exemption, according to current interpretation of the staff of the Securities and Exchange Commission, we must maintain at least 55% of our assets directly in mortgages and other liens on and interests in real estate, with the balance of our assets in real estate-type interests. Unless an investment represents all of the certificates issued with respect to a pool of mortgages, the investment may be treated as separate from the underlying mortgage loans and, thus, may not be considered as a qualifying interest for purposes of the 55% requirement. Additionally, we must own "whole" bonds in order for our mortgage bonds to be considered qualifying interests for purposes of the 55% requirement. Based on advice of counsel, we believe that we currently meet the 55% test. However, our residual interests and some of our tax-exempt bonds are not qualifying interests. The requirement that we maintain 55% of our assets in qualifying interests may inhibit our ability to acquire assets or to securitize additional interests in the future. If we fail to qualify for exemption from registration as an investment company, we would be unable to conduct our business as we currently conduct it and it could result in penalties and additional operating costs. Additionally, each of our subsidiaries must qualify individually for an exemption from registration. Even if we maintain our current exemption, if one or more of our subsidiaries becomes subject to registration, we would be unable to conduct our business as we currently do.

RISKS ASSOCIATED WITH REDEMPTION OF OUR SECURITIES.

     After our formation in 1996, we issued four kinds of securities. Our operating agreement required us to redeem all of these securities, other than our common shares, upon the occurrence of certain events relating to a pool of bonds originally acquired by our predecessor. As some of these events occurred, we redeemed portions of the securities. In January 2002, an affiliate of Merrill Lynch acquired custodial receipts representing interests in five of the bonds that had been owned by our predecessor. After Merrill Lynch acquired the custodial receipts, we redeemed the remaining outstanding securities, other than our common shares. There can be no assurance that the former holders of these securities will not challenge the values we assigned to, or the redemption of, their shares.

PENSION FUNDS MAY WITHDRAW THE FUNDS THEY INVEST IN OUR GROUP TRUST OR OUR REAL ESTATE INVESTMENT TRUST.

     A significant portion of the construction lending we originate through our Midland subsidiary is facilitated by our access to the funds in a trust we advise, named Midland Affordable Housing Group Trust. The trust is funded by a group of pension fund investors who are under no obligation to continue their investment in the trust. At September 30, 2002, three pension funds were investors of

$160.0 million in the trust. These same pension funds, along with one other, have contributed $70.0 million to a real estate investment trust, named Midland REIT, that we advise. These pension funds also pledged an additional $30 million to the REIT. We would not be able to continue originating construction loans and the REIT would not be able to continue operating if our existing pension fund investors chose to liquidate their investments or cease funding the REIT and their investments could not be replaced with investments from other eligible investors. Both the trust and the REIT have lines of credit, which allow them to borrow against the respective assets in which they invest. The inability of the trust or the REIT to either pay financing costs related to their borrowings or repay the borrowings when due could result in a significant reduction in our ability to use them as sources of equity or debt financing.

CERTAIN OFFICERS AND DIRECTORS AND ENTITIES THEY CONTROL MAY HAVE CONFLICTS OF INTEREST WITH US.

     An affiliate of our Chairman provides property management functions for some of the properties securing our investments. This affiliate receives property management fees under management contracts. Our management believes that these contracts provide for fees that are at or below market rates. These management contracts will continue to be renewed only if they are providing property management services at a price competitive with the prices that would be charged by independent third parties for comparable goods and services in the same geographic location and, in the case of any management contract with any company managed or controlled by any member of our board of directors, the contract is approved by a majority of our independent directors. Nonetheless, conflicts may exist in determining whether to renew or terminate these management contracts and in setting the fees payable under these contracts because any change in the fees could affect the amounts available to make payments under the related tax-exempt mortgage revenue bonds.

     Mark K. Joseph, Chairman of our board of directors and Chief Executive Officer controls, and Michael L. Falcone, our President, Chief Operating Officer and a director owns, interests in entities that own some of the properties that secure our investments. As a result, these entities could have interests that do not coincide with, or even are adverse to, our interests. These entities could choose to act in accordance with their own interests, which could adversely affect us. Among the actions these entities could take might be selling a mortgaged property, thereby causing a redemption event for our investment at a time and under circumstances that could be disadvantageous to us.

     Additionally, Mark K. Joseph, Michael L. Falcone and Gary A. Mentesana, our Senior Vice President and Chief Capital Officer, serve on the board of directors of MuniMae TE Bond Subsidiary. As directors of this subsidiary, they have fiduciary responsibilities to holders of the subsidiary's preferred shares, owned by third parties, and the subsidiary's common shares owned by us. There may be instances where the interests of the subsidiary and its shareholders may not coincide with, or may even be adverse to, the interests of the holders of our common shares.

WE MAY BE UNABLE TO SECURITIZE ADDITIONAL ASSETS AND THEREFORE MAY NOT BE ABLE TO MAKE ADDITIONAL INVESTMENTS.

     Our ability to achieve our investment objectives depends largely on our ability to successfully securitize our tax-exempt bonds, continue to operate our existing securitization programs and manage our exposure to interest rate risks. Some of our tax-exempt bonds may have credit or other characteristics which make them unsuitable for securitization at a given time. Any failure to maintain existing or consummate new securitization and interest rate swap transactions could reduce our net interest income and have a material adverse effect on our operations.

                          FORWARD-LOOKING INFORMATION

     This prospectus supplement and the accompanying prospectus contain forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this prospectus supplement and the accompanying prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the respective dates of this prospectus supplement and the accompanying prospectus.

                                USE OF PROCEEDS

     We estimate the net proceeds we will receive from this sale of common shares, after payment of expenses related to the offering and underwriting discounts and commissions, will be approximately $63.0 million. We intend to use the net proceeds of this offering to fund future investment activity, to reduce outstanding notes payable and for general corporate purposes. The notes that we intend to repay with the proceeds from this offering bear interest at the prime rate and mature on demand. If the overallotment option is exercised in full, we estimate that the additional net proceeds we will receive, after payment of expenses related to the offering and the underwriting discounts and commissions, will be approximately $9.5 million. We intend to use the additional net proceeds to fund future investment activity, to reduce outstanding notes payable and for general corporate purposes.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain of the federal income tax consequences that are material to a typical common shareholder of MuniMae who is a United States citizen or resident and is based on the federal income tax law, consisting of the Internal Revenue Code of 1986, as amended, Treasury Regulations issued under the Code, administrative interpretations of the Code and judicial interpretations of the Code. No attempt has been made to comment on all federal income tax matters affecting MuniMae or MuniMae's common shareholders. The discussion does not purport to deal with federal income or other tax consequences applicable to an investment by certain categories of common shareholders, including, without limitation, tax-exempt organizations, dealers in securities, banks, insurance companies, Subchapter S corporations, real estate investment trusts, and persons who are not citizens or residents of the United States and is not tax advice. In the opinion of Clifford Chance US LLP, our counsel for this offering, the following discussion reflects the federal income tax considerations that are material to a typical common shareholder. No ruling on the federal, state or local tax considerations relevant to the issuance of the common shares, the debt characterization of the tax-exempt mortgage revenue bonds, the tax-exempt character of interest on the tax-exempt mortgage revenue bonds or other investments, or the classification of MuniMae as a partnership has been, or will be, requested from the Internal Revenue Service or from any other tax authority. Moreover, no assurance can be given that the conclusions reached by Clifford Chance US LLP will be accepted by the Internal Revenue Service or, if challenged by the Internal Revenue Service, sustained in court. This summary is based on current legal authority and there is no assurance that legislative or administrative changes or court decisions may not occur that would significantly modify the statements and opinions expressed herein.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THEIR FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES PRIOR TO PURCHASING THE COMMON SHARES.

GENERAL

     Partnership Status of MuniMae and the TEI Group. Based upon and subject to our representations and discussions set forth below, MuniMae will be classified as a partnership for federal income tax purposes. Under the Treasury Regulations that are effective as of January 1, 1997, in the case of a "business entity" that was in existence prior to January 1, 1997, the claimed classification of the entity will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification; (ii) the entity and all members of the entity recognized the federal income tax consequences of any change in the entity's classification within six months prior to January 1, 1997; and (iii) neither the entity nor any member was notified in writing on or before May 8, 1996 that the classification of the entity was under examination (in which case the entity's classification will be determined in the examination). Based on our representations that the Internal Revenue Service did not examine the classification of MuniMae or its predecessor as a partnership on or before May 8, 1996, and based upon its review of MuniMae's certificate of formation and operating agreement and the limited partnership agreement of MuniMae's predecessor, Clifford Chance US LLP has advised us that in its opinion MuniMae and its predecessor satisfy the foregoing requirements. For all periods beginning on or after January 1, 1997, MuniMae has been and will be classified as a partnership, unless it makes an election with the Internal Revenue Service to be classified as other than a partnership. As of the date of this prospectus supplement, MuniMae has not made, and has no plans to make, such an election. However, taxation of MuniMae as a partnership further depends upon its satisfying the "qualifying income" exception for publicly traded partnerships described below.

     Based upon its review of the organic documents of each member of the TEI Group and certain representations made by us, Clifford Chance US LLP has advised us that in its opinion each member of the TEI Group has been and will be classified as a partnership or disregarded as an entity separate from its owner if it has a single owner for United States federal income tax purposes, unless it makes an election with the Internal Revenue Service to be classified as an association. As of the date of this prospectus supplement, no member of the TEI Group has made, and no such member has plans to make, such an election.

     Publicly Traded Partnership Rules. MuniMae is a "publicly traded partnership" because its common shares are traded on the New York Stock Exchange. A publicly traded partnership is generally taxable as a corporation unless 90% or more of its gross income is "qualifying income." Qualifying income includes interest, dividends, real property rents, and gains from the sale or disposition of real property or capital assets held for the production of interest or dividends, and certain other items. Clifford Chance US LLP has advised us that, although the issue is not free from doubt, tax-exempt interest constitutes qualifying income for this purpose. In this regard, we have represented to Clifford Chance US LLP that, in all relevant prior years of MuniMae's, and its predecessor's, existence at least 90% of its gross income was qualifying income and we have covenanted to conduct MuniMae's operations in a manner such that it will continue to satisfy the qualifying income exception. See "Risk Factors -- The value of the common shares and MuniMae's ability to make distributions depend on the application of tax laws -- Publicly Traded Partnership Status." In addition, under the relevant provisions of the federal income tax law, income from notional principal contracts, such as interest rate swaps, caps and floors, should be included in qualifying income if the property, income or cash flow that measures the amounts to which MuniMae is entitled under such contracts would give rise to qualifying income if held or received directly by MuniMae.

     On the other hand, interest, including tax-exempt interest, will not be treated as qualifying income if such interest is derived in the active conduct of a lending, banking or similar business. MuniMae has represented and covenanted that it acts as an investor with respect to its investments, and has not and will not engage in the active conduct of a lending, banking or similar financial business. If, for any reason, more than 10% of MuniMae's gross income is attributable to non-qualifying income, including interest income derived from the conduct of a lending, banking or similar financial business, MuniMae will be taxable as a corporation rather than as a partnership for federal income tax purposes. See "Risk Factors -- The value of the common shares and MuniMae's ability to make distributions depend on the application of tax laws -- Limitations on Business Activities." Based upon, and subject to, the foregoing representations and covenants and based upon its review of MuniMae's investments and operational activities as reported by MuniMae, Clifford Chance US LLP has advised us that, although the issue is not free from doubt, each of MuniMae and its predecessor has been and is properly treated a partnership for federal income tax purposes.

     If MuniMae becomes taxable as a corporation in any taxable year in the future for federal income tax purposes, its income, losses and deductions and other tax items will be reported only on its tax return rather than being passed through to its shareholders. In addition, MuniMae will be required to pay federal income tax at corporate rates on any portion of its net income that does not constitute tax-exempt income. In this regard, a portion of its tax-exempt income may be included in determining its alternative minimum tax liability. The imposition of any tax at the corporate level will reduce the amount of cash available to be distributed to its shareholders. In addition, distributions from MuniMae to its shareholders will be ordinary dividend income taxable to the shareholders as portfolio income to the extent the distributions do not exceed MuniMae's earnings and profits, including tax-exempt net income, as well as any taxable net income (reduced by any federal income tax thereon) that it may have. MuniMae will not be able to deduct the payment of those dividends.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELATING TO MUNIMAE AND ITS
SHAREHOLDERS

     Taxation of MuniMae and Its Shareholders. A partnership is not subject to federal income tax. Assuming that MuniMae is treated as a partnership for federal income tax purposes, it will not be subject to federal income tax. Instead, each shareholder is required to include on the shareholder's income tax return the shareholder's distributive share of MuniMae's income, gain, loss, deduction and other tax items, regardless of whether any money is, in fact, distributed to such shareholder. Thus, a shareholder may, for example, be required to report income, without the current receipt of cash, if MuniMae does not make cash distributions while generating taxable income from its operations. Consequently, a shareholder's tax liability with respect to his or her share of MuniMae's taxable income may exceed the cash actually distributed in a given taxable year.

     Although MuniMae does not pay federal income tax on its income, it must file a federal information tax return on an Internal Revenue Service Form 1065 with respect to its income, gain, loss, deduction and other tax items arising from its operations. In addition, MuniMae must provide each shareholder with information as to such shareholder's distributive share of its income, gain, loss, deduction and other tax items on a Schedule K-1 to the Internal Revenue Service Form 1065 after the close of each of its fiscal years. In preparing such information, MuniMae will utilize various accounting and reporting conventions, some of which are discussed in this prospectus supplement, to determine each shareholder's allocable share of its income, gain, loss, deduction and other tax items.

     MuniMae's allocation provisions will be recognized for federal income tax purposes only if they meet certain requirements under the federal income tax law. There is no assurance that the use of such conventions will result in allocations that conform to such requirements. In addition, there is no assurance that the Internal Revenue Service will not challenge the use of such allocations and conventions. Any such challenge could result in substantial expenses to MuniMae and its shareholders, as a result of contesting such challenge, as well as an increase in tax liability to shareholders as a result of adjustments to their allocable share of MuniMae's income, gain, loss, deduction and other tax items. See "-- Tax Returns, Audits, Interest and Penalties."

     Tax-Exempt Income. MuniMae expects that a significant portion of its revenues will consist of tax-exempt income. There are risks that certain amounts of income that MuniMae will report as tax-exempt may not qualify for such treatment. See "Risk Factors -- The value of the common shares and MuniMae's ability to make distributions depend on the application of tax laws."

     Allocation of Income and Loss. Article 4 of MuniMae's operating agreement provides rules for allocating its taxable and tax-exempt income, gain, loss, deductions (including non-deductible expenses) and other tax items. MuniMae's allocation provisions will be respected for federal income tax purposes only if they are considered to have "substantial economic effect" or are in accordance with the partners' "interest in the partnership." If any allocation of a tax item fails to satisfy either of these requirements, the item will be allocated among the shareholders based on the IRS's determination of their respective interests in MuniMae, taking into account on the basis of all of the relevant facts and circumstances. Such a determination could result in the income, gains, losses, deductions, or other tax items allocated under the operating agreement being reallocated among the shareholders differently from the original allocation. Such a reallocation, however, would not alter the distribution of cash flow under MuniMae's operating agreement.

     MuniMae's operating agreement permits shareholders' capital accounts to be increased or decreased to reflect the revaluations of assets, at fair market value, on MuniMae's books in connection with a contribution from, or distribution to, any shareholder of money or other property. In addition, shareholders' capital accounts are restated to reflect the issuance of additional common shares at the time of such issuance of additional common shares, including the common shares issued pursuant to this offering. In addition, the relevant provisions of the federal income tax law and MuniMae's operating agreement require that MuniMae allocate tax items so as to take into account any variations between MuniMae's tax basis in MuniMae's assets and the fair market value of MuniMae's assets created by such a reevaluation. These rules are complex and there is no assurance that MuniMae will be able to comply with them fully.

     Pursuant to an election made by MuniMae, when common shares are sold or exchanged by a shareholder, MuniMae is required to account for the variation between the basis of the transferee shareholder in the shareholder's common shares and the transferee shareholder's share of MuniMae's tax basis in MuniMae's assets, less the transferee's share of MuniMae's debt, allocable to the shareholder's common shares. The Internal Revenue Service has not issued guidance as to how a partnership with publicly traded shares can comply with these rules. There is no assurance that the Internal Revenue Service will agree with MuniMae's methods of allocating income, gain, loss, deduction and other tax items, including tax-exempt interest and nondeductible expenses. There is also no assurance that the Internal Revenue Service will agree with MuniMae's determination and allocation of adjustments attributable to the differences between the shareholders' purchase price of common shares and their shares of MuniMae's tax basis in MuniMae's assets and the allocation of MuniMae's expenses. Because, as a publicly traded partnership, MuniMae may be unable to comply with the literal requirements of the federal income tax law and, because certain of MuniMae's operating agreement's allocations may not have substantial economic effect, counsel is unable to express an opinion on these issues. However, MuniMae does not expect that any reasonable adjustments which may be required by the Internal Revenue Service would substantially increase the share of MuniMae's taxable income allocable to shareholders. MuniMae has asked the Internal Revenue Service for permission to revoke its basis adjustment election beginning with the 2003 fiscal year. See "-- Basis Adjustment Election" below.

     Shareholder's Basis in Common Shares. A shareholder's adjusted basis in common shares is relevant in determining the gain or loss on the sale or other disposition of common shares and the tax consequences of a distribution from MuniMae. See "-- Treatment of Cash Distributions to Shareholders." In addition, a shareholder is entitled to deduct on the shareholder's income tax return, subject to the limitations discussed below, the shareholder's distributive share of MuniMae's net loss, if any, to the extent of such shareholder's adjusted basis in the shareholder's common shares.

     A shareholder's initial basis in newly issued common shares will be the shareholder's purchase price for the common shares, which will subsequently be increased by the shareholder's share of items of MuniMae's income, including tax-exempt interest, and gain, and reduced, but not below zero, by (a) the shareholder's share of items of MuniMae's loss and deduction, including any nondeductible expenses and (b) any cash distributions received by such shareholder from MuniMae.

     Treatment of Cash Distributions to Shareholders. Cash distributions made to shareholders will generally be treated as a non-taxable return of capital and will not generally increase or decrease such shareholders' share of taxable income or loss from MuniMae. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes but reduces a shareholder's adjusted basis in the shareholder's common shares. Distributions of cash in excess of a shareholder's adjusted basis in the shareholder's common shares immediately prior thereto will result in the recognition of gain to the extent of such excess.

     Sale of Common Shares. Gain or loss will be recognized by a shareholder upon the sale of the common shares acquired in an amount equal to the difference between the amount realized on the sale and the tax basis of the shareholder allocable to the common shares. Except to the extent attributable to MuniMae's unrealized receivables or inventory, which are not expected to be material, such gain or loss will be a capital gain or loss if the common shares are held as capital assets and will be a long term capital gain or loss if the shareholder's holding period in the common shares is more than one year. In general, an individual's capital gains are taxed at a rate of 20%, and 10% for individuals in the 15% tax bracket. Long term capital gains are taxed at a long term rate of 18%, and 8% for individuals in the 15% tax bracket, if the shareholder acquires the common shares on or after January 1, 2002 and holds them for more than five years.

     The Internal Revenue Service takes the position that a partner has a single aggregate basis in all of the partner's partnership interests and that, to determine gain or loss upon a sale of a part of such partnership interests, the portion of the partner's basis allocated to the interests being sold (if the partner's share of all partnership liabilities does not exceed the adjusted basis of such partner's entire interest) equals the partner's share of partnership liabilities discharged on the sale plus the partner's aggregate tax basis, excluding basis attributable to partnership liabilities, multiplied by the ratio of the fair market value of the interests sold to the fair market value of all of the partner's partnership interests. This position may produce unexpected results if applied to a shareholder who purchased common shares at more than one price.

     Limitation on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest" expense is generally limited to the amount of such taxpayer's "net investment income." Investment interest expense includes
(i) interest on indebtedness incurred or continued to purchase or carry property held for investment and that is not part of a passive activity, (ii) a partnership's interest expense attributed to portfolio income under the rules governing passive activities, and (iii) the portion of interest expense incurred or continued to purchase or carry an interest in a passive activity, such as a shareholder's interest in MuniMae, to the extent attributed to portfolio income under the passive loss rules. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment, and amounts treated as gross portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income.

     A shareholder would treat as investment interest the shareholder's allocable portion of MuniMae's total interest expense for federal income tax purposes, if any, or of any margin account or other interest expense incurred to purchase or carry a common share, that is attributable to MuniMae's gross portfolio income less deductible expenses directly connected with such portfolio income. MuniMae currently does not expect to incur any significant amount of indebtedness as part of its investment strategy. However, there can be no assurance that MuniMae will not change or otherwise modify its strategy and incur significant amounts of indebtedness in the future. The portion of a shareholder's allocable share of MuniMae's interest expense, or of any margin account or other interest expense incurred to purchase or carry a common share, that is attributable to MuniMae's passive income is subject to the passive loss limitations described under "-- Limitations on Deductibility of Losses" below.

     Limitations on Deductibility of Losses. It is not anticipated that MuniMae will generate any tax losses. A corporate shareholder generally will be entitled to deduct its distributive share of any of MuniMae's losses to the extent of the shareholder's tax basis of its common shares at the end of the year in which such losses occur. However, shareholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations may be subject to limitations on deducting losses of MuniMae.

     Deductibility of Interest Connected with Tax-Exempt Income. Federal income tax law generally disallows any deduction for interest paid by a taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. A purpose to carry tax-exempt obligations will be inferred whenever a taxpayer owns tax-exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The Internal Revenue Service may take the position that a shareholder's allocable portion of any interest that MuniMae paid on its borrowings and/or any interest paid by the shareholder on indebtedness incurred to purchase an interest in MuniMae should be viewed in whole or in part as incurred to enable such shareholder to continue carrying such tax-exempt obligations and, therefore, that the deduction of any such interest by such shareholder should be disallowed in whole or in part. MuniMae does not expect to incur any significant amount of indebtedness to purchase or carry tax-exempt investments. However, a risk exists that the Internal Revenue Service may take the position that short term or longer term interests in the securitizations trusts are debt. MuniMae has received opinions of counsel to the effect that such interests are not debt for federal income tax purposes. However, if the Internal Revenue Service takes the position that the short term or longer term interests are debt and is successful in maintaining this position in a court, interest paid to the holders of such interests will not be deductible to MuniMae, as the holder of the residual interest.

     Alternative Minimum Tax. Unless grandfathered under the applicable provisions of the federal income tax law, interest on the tax-exempt mortgage revenue bonds generally is an item of tax preference for purposes of the alternative minimum tax. To the extent interest on any of the tax-exempt mortgage revenue bonds MuniMae owns is such an item of tax preference, a portion of the interest income allocable to common shareholders also will be a tax preference item.

     Other Federal Income Tax Considerations. Federal income tax law provides certain provisions that could result in other tax consequences as a result of an ownership of common shares or the inclusion in certain computations including, without limitation, those related to the corporate alternative minimum tax of interest that is excluded from gross income.

     Ownership of tax-exempt obligations may result in collateral tax consequences to certain taxpayers, including, without limitation, financial institutions, property and casualty insurance companies, certain foreign corporations doing business in the United States, certain S corporations with excess passive income, individual recipients of social security or railroad retirement benefits and individuals otherwise eligible for the earned income credit. Prospective purchasers of common shares should consult a tax adviser as to the applicability of any such collateral consequences.

     MuniMae's Expenses. MuniMae has incurred or will incur various expenses in connection with its ongoing administration and operation. Payments for services generally are deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. Expenses which are allocable to tax-exempt interest income, however, are non-deductible to individual shareholders. We have adopted accounting policies for allocating expenses between our operating segment and our investment segment. There is no assurance that such policies will not be successfully challenged by the Internal Revenue Service.

     To the extent MuniMae's expenses are not disallowed as described in the previous paragraph, payments for services related to the acquisition of an asset having a useful life in excess of one year, such as brokerage fees, generally must be capitalized into the cost basis of the acquired property. The Internal Revenue Service may not agree with MuniMae's determinations as to the deductibility of fees and expenses and may require that certain expenses be capitalized and amortized or depreciated over a period of years. If all or a portion of such deductions are disallowed on the basis that some of the foregoing expenses are non-deductible syndication fees or otherwise, MuniMae's taxable income will be increased, or its losses will be reduced.

     An individual's miscellaneous itemized deductions, including the investor's investment expenses, are deductible only to the extent they exceed 2% of his adjusted gross income. In addition, otherwise allowable itemized deductions will be reduced, but not by more than 80% of the amount thereof, by an amount equal to 3% of the individual's adjusted gross income over a statutorily defined threshold. However, MuniMae can elect to be treated as an "electing large partnership" under the relevant provisions of the federal income tax law, and, if it does, the limitation on miscellaneous itemized deductions will apply at MuniMae's level. In such case, instead of the 2% floor, 70% of MuniMae's total miscellaneous itemized deductions will be disallowed.

     Offering Expenses. Expenses of issuing and marketing MuniMae's common shares, generally called syndication expenses, are not allowable deductions to MuniMae or its shareholders. Syndication expenses are defined as expenditures connected with the issuing and marketing of interests in partnerships. Fees payable to dealer managers and soliciting dealers, registration fees, printing costs, selling and promotional material costs and legal fees for securities and tax advice pertaining to registration of the common shares with the Securities Exchange Commission are syndication expenses and, therefore, do not qualify for amortization.

     Basis Adjustment Election. MuniMae has elected, under the relevant provisions of the federal income tax law, to adjust the basis of its partnership property on the transfer of its common shares, by the difference between the transferee shareholder's basis in the shareholder's shares and the transferee shareholder's allocable share of the basis of all of its property. The increase or decrease affects the basis of MuniMae's property only with respect to the transferee shareholder's shares. The procedure for allocating the basis adjustment is complex, and there is no assurance that the Internal Revenue Service would not challenge the allocations of the basis step-up among MuniMae's assets. MuniMae has requested that the Internal Revenue Service revoke the basis adjustment election for its taxable years beginning with the taxable year ending December 31, 2003. As of the date of this prospectus supplement, MuniMae has not received the Internal Revenue Service's approval of the revocation. If approval is received, MuniMae will no longer be making the adjustments discussed above each time there is a transfer of MuniMae shares. Therefore, it is likely that, among other things, a transferee shareholder's basis in the shares and the transferee's allocable share of MuniMae's basis in its properties will differ, resulting in potential timing mismatches with respect to allocations attributable to such properties, which mismatches would only be eliminated when the shareholder disposes of its common shares. Such mismatches may tend to accelerate a shareholder's recognition of gain attributable to dispositions by MuniMae of its properties when compared with the timing of gain recognition that would occur if the election were still in place.

     Backup Withholding. Distributions to shareholders whose common shares are held on their behalf by a "broker" may constitute "reportable payments" under the federal income tax rules regarding "backup withholding." Backup withholding, however, would apply only if the shareholder (i) failed to furnish his or her Social Security number or other taxpayer identification number of the person subject to the backup withholding requirement (e.g., the "broker"), (ii) furnished an incorrect Social Security number or taxpayer identification number or (iii) the Internal Revenue Service otherwise notifies MuniMae that the shareholder is subject to backup withholding. If "backup withholding" were applicable to a shareholder, MuniMae would be required to withhold a portion of each distribution to such shareholder and to pay such amount to the Internal Revenue Service on behalf of such shareholder. Foreign shareholders are subject to other requirements. Backup withholding tax is not an additional tax. Any amounts withheld from a payment under the backup withholding rules are allowed as a refund or a credit against the shareholder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

     Issuance of Additional Common Shares. MuniMae is likely to issue new common shares to additional investors to acquire additional investments. On any issuance of additional common shares, the capital accounts of existing shareholders will be adjusted to reflect a revaluation of MuniMae's property, based on their then fair value, net of liabilities, to which they are then subject.

     Tax Returns, Audits, Interest and Penalties. MuniMae will supply a Schedule K-l to Internal Revenue Service Form 1065 to each shareholder of record as of the last day of each month of each calendar year. MuniMae is not obligated to provide tax information to persons who are not shareholders of record.

     Any shareholder who sells or exchanges a common share will be required to notify MuniMae of such transaction in writing within 30 days of the transaction or, if earlier, by January 15 of the calendar year after the year in which the transaction occurs. The notification is required to include (i) the names and addresses of the transferor and the transferee; (ii) the taxpayer identification number of the transferor and, if known, of the transferee; and (iii) the date of the sale or exchange. A shareholder will not be required to notify MuniMae of a sale or exchange of a common share if an information return is required to be filed by a broker with respect to such sale or exchange. Any transferor who fails to notify MuniMae of a sale or exchange may be subject to a $50 penalty levied by the Internal Revenue Service for each such failure. MuniMae will treat any transferor shareholder who provides all of the information requested of the transferor on the depositary receipt as having satisfied this notification requirement.

     In addition, MuniMae must file an information return notifying the Internal Revenue Service of any sale or exchange of a common share in which any portion of the consideration received by the transferor is attributable to certain properties owned by MuniMae that would result in ordinary income to MuniMae upon sale and report the name and address of the transferee and the transferor who were parties to such transaction, along with all other information required by applicable provisions of the federal income tax law, including the fair market value of the selling shareholder's allocable share of unrealized receivables, and/or depreciation recapture, if any. MuniMae will not be required to file such return until it has been notified of the sale or exchange. If MuniMae does not know the identity of the beneficial owner of the common share, the record holder of such common share may be treated as the transferor or transferee, as the case may be. If MuniMae fails to file such a return, MuniMae may be subject to a penalty of $50 levied by the Internal Revenue Service for each such failure up to an annual maximum of $250,000, with no limit in the case of intentional disregard of the filing requirement. MuniMae is also required to provide this information to the transferor and the transferee. If MuniMae fails to furnish any such information, MuniMae may be subject to a penalty of $50 levied by the Internal Revenue Service for each such failure up to an annual maximum of $250,000. However, MuniMae will not be required to file a return upon the sale or exchange of a common share with respect to which an information return is required to be filed by a broker.

     To the extent MuniMae's tax returns are examined by the Internal Revenue Service, the tax treatment of MuniMae's income, gain, loss or deductions or credits will be determined at MuniMae's level in a unified proceeding, rather than separate proceedings for each holder of common shares. MuniMae may elect to be treated as an electing large partnership under the federal income tax law. If MuniMae makes such election, only MuniMae, and not its shareholders, will receive notice of Internal Revenue Service adjustments to MuniMae's tax return. Only MuniMae will have the right to appeal the adjustments. Under the electing large partnership provisions, MuniMae may elect to either (i) combine the adjustments with similar items for the current tax year and pass through the adjustment to shareholders for such year or (ii) pay a tax on any adjustment at the highest individual or corporate rate, plus interest and penalties.

     In general terms, if MuniMae does not elect to be treated as an electing large partnership, MuniMae will still be subject to a unified partnership proceeding, but shareholders owning at least a 1% profits interest in MuniMae whose names and addresses have been furnished to the Internal Revenue Service will receive a notice of the commencement of an audit of MuniMae as well as a notice of the final partnership administrative adjustment. Also, if MuniMae does not elect electing large partnership status, the tax matters partner, which is also the Special Shareholder under MuniMae's operating agreement, would not be able to settle on behalf of, and bind, shareholders with less than a 1% profits interest under certain circumstances.

     State, Local and Foreign Income Taxes. In addition to the federal income tax consequences described above, shareholders should consider potential state, local and foreign tax consequences of an investment in MuniMae and are urged to consult their individual tax advisors in this regard. The rules of some states and localities for computing and/or reporting taxable income may differ from the federal rules. Interest income that is tax-exempt for federal purposes may be taxable by some states and localities.

     Under the tax laws of certain states, MuniMae may be subject to state income or franchise tax or other taxes that may be applicable to it. Such taxes will decrease the amount of income available to shareholders. Shareholders are advised to consult with their tax advisors concerning the tax treatment of MuniMae, and its effect on the shareholders, under the tax laws of the states applicable to MuniMae and the shareholders.

     Both the substantive features and the filing requirements of state income taxation of shareholders will vary according to factors which include, but are not limited to, the following: (i) the status of the shareholder; (ii) whether the state imposes personal or corporate income taxation or instead imposes a form of franchise, unincorporated business or occupational taxation; (iii) whether the state will allow credits or exemptions for income taxes to which a shareholder is subject in the shareholder's state or other jurisdiction of residence; (iv) the level of personal exemptions or credits allowed by the state and whether those exemptions or credits are required to be prorated based on the ratio of income from sources in the taxing state to total income; and (v) whether the applicable tax rate structure is applied on the basis of income from sources in the taxing jurisdiction or on the basis of total income of a nonresident taxpayer. MuniMae may be required to withhold state taxes from distributions to shareholders in some instances.

     THE SUMMARY OF TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS THE CIRCUMSTANCE OF ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

                                  UNDERWRITING

     We intend to offer the shares through the underwriters named below. RBC Dain Rauscher Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Warburg LLC, Legg Mason Wood Walker, Incorporated and Wachovia Securities, Inc. are acting as representatives of the underwriters. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                               NUMBER OF
UNDERWRITER                                                     SHARES
-----------                                                    ---------
RBC Dain Rauscher Inc.......................................
Merrill Lynch, Pierce Fenner & Smith
            Incorporated....................................
UBS Warburg LLC.............................................
Legg Mason Wood Walker, Incorporated........................
Wachovia Securities, Inc. ..................................
                                                               ---------
  Total.....................................................   2,800,000
                                                               =========

     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not
in excess of $     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $ per share to other dealers. After the offering, the public offering price, concession, discount and other selling terms may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before our expenses. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares.

                                                   PER SHARE   WITHOUT OPTION   WITH OPTION
                                                   ---------   --------------   -----------
Public offering price............................   $             $               $
Underwriting discount............................   $             $               $
Proceeds, before expenses, to us.................   $             $               $

     The expenses of the offering, not including the underwriting discount, are estimated at $450,000.

OVERALLOTMENT OPTION

     We have granted an option to the underwriters to purchase up to 420,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

     We have agreed, with exceptions, not to sell or transfer any common shares for 90 days after the date of this prospectus supplement without first obtaining the written consent of RBC Dain Rauscher Inc. All of our executive officers and directors have agreed, with exceptions, not to sell or transfer any common shares for 45 days after the date of this prospectus supplement without first obtaining the written consent of RBC Dain Rauscher Inc. Specifically, we and these other individuals have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common shares,

     - sell any option or contract to purchase any common shares,

     - purchase any option or contract to sell any common shares,

     - grant any option, right or warrant for the sale of any common shares,

     - lend or otherwise dispose of or transfer any common shares,

     - request or demand that we file a registration statement related to the common shares, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common shares and to securities convertible into or exchangeable or exercisable for common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NEW YORK STOCK EXCHANGE LISTING

     The shares are listed on the New York Stock Exchange under the symbol
"MMA."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of our common shares, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in our common shares in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our common shares to stabilize its price or to reduce a short position may cause the price of our common shares to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     We have entered into various securitization, sale, guarantee, residual interest and interest rate swap transactions with Merrill Lynch on terms generally available in the marketplace. We have also entered into interest rate swap transactions with an affiliate of Wachovia Securities, Inc. on terms generally available in the marketplace.

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings with us. They have received and will in the future receive customary fees and commission for these transactions.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for us by Clifford Chance US LLP, New York, New York, and Gallagher, Evelius & Jones, LLP, Baltimore, Maryland, and for the underwriters by Piper Rudnick LLP, Baltimore, Maryland.

                                    EXPERTS

     The financial statements incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority as an expert in auditing and accounting.

PROSPECTUS
----------------

                                  $349,304,375
                     MUNICIPAL MORTGAGE AND EQUITY, L.L.C.

                  COMMON SHARES, PREFERRED SHARES AND WARRANTS
                         ------------------------------

Municipal Mortgage and Equity, L.L.C. (the "Company") may from time to time offer, together or separately, in one or more series: (i) growth shares of limited liability company interest ("Common Shares"); (ii) preferred shares of limited liability company interest ("Preferred Shares"); and (iii) warrants or other rights to purchase Common Shares, Preferred Shares, or any combination thereof, as may be designated by the Company at the time of the offering ("Warrants"), with an aggregate public offering price of up to $349,304,375, in amounts, at prices and on terms to be determined at the time of offering. The Common Shares, Preferred Shares and Warrants (collectively, the "Securities") may be offered, separately or together, in separate series and in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, in the case of Common Shares, the number of shares and the terms of the offering and sale; (ii) in the case of Preferred Shares, the number of shares, the specific title, the aggregate amount, any distribution (including the method of calculating payment of distributions), seniority, liquidation, redemption, voting and other rights, any terms for any conversion or exchange into other Securities, the initial public offering price and any other terms; and (iii) in the case of Warrants, the designation and number, the exercise price and any other terms in connection with the offering, sale and exercise of the Warrants. The Common Shares are listed on the New York Stock Exchange, Inc. ("NYSE") under the symbol "MMA."

The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a national securities exchange of, the Securities covered by such Prospectus Supplement, not contained in this Prospectus.

The Securities may be offered directly to one or more purchasers, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in an accompanying Prospectus Supplement. No Securities may be sold by the Company without delivery of a Prospectus Supplement describing the method and terms of the offering of such series of Securities. See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SECURITIES.
                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

                 The date of this Prospectus is June 30, 1998.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (of which this Prospectus is a part) on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities in respect of which this Prospectus is being delivered. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission, and in the exhibits thereto. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices listed below.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information filed with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Company files its reports, proxy statements and other information with the Commission electronically. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Common Shares are listed on the NYSE, and reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company under the Exchange Act with the Commission and are incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by the Company's Form 10-K/A filed on May 29, 1998.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended by the Company's Form 10-Q/A filed on May 29, 1998.

     3.  The Company's Current Report on Form 8-K filed January 23, 1998.

     4.  The Company's Current Report on Form 8-K filed January 29, 1998.

     5. The Company's Prospectus/Consent Solicitation Statement included in its Registration Statement on Form S-4 (File No. 33-99088), as declared effective by the Commission on May 29, 1996, as it relates to the description of the Company's Common Shares contained under the caption "Description of Shares" and incorporated by reference into Item 1 of

         Form 8-A filed with the Commission on July 25, 1996, pursuant to 12(b) of the Exchange Act, including all amendments and reports updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing hereof and prior to the date on which the Company ceases offering and selling Securities pursuant to this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus and the accompanying Prospectus Supplement are delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the Registration Statement to which this Prospectus relates or into such other documents. Requests for documents should be directed to Municipal Mortgage and Equity, L.L.C., 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, Attention: Derek Cole, (410) 962-8044.

                                  THE COMPANY

     The Company is a self-advised and self-managed Delaware limited liability company which, together with its predecessor, has since 1986 been in the business of originating, investing in and servicing tax-exempt instruments backed by multifamily housing developments. The Company's investments principally represent interests in mortgage bonds which have been issued by state and local governments or their agencies or authorities to finance multifamily housing developments and other bond related investments (the "Mortgage Bonds"). The Company owns a portfolio of investments (the "Investments") secured directly or indirectly by properties (the "Properties") located in a variety of states. Certain of the Investments are participating Mortgage Bonds where the amount of the interest payments made to the Company is based, in part, on property performance, providing the Company the opportunity to realize greater returns if and to the extent property performance improves.

     As a limited liability company, the Company combines the limited liability, governance and management characteristics of a corporation with outside directors together with the pass-through income features of a partnership. As a result, the tax-exempt income derived from the investments may be passed through to shareholders. Approximately 85% of the Company's interest income in 1997 was tax-exempt.

     The principal executive offices of the Company are located at 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, and its telephone number at that location is (410) 962-8044.

                                  RISK FACTORS

RISKS OF INVESTING IN MORTGAGE BONDS SECURED BY MULTIFAMILY APARTMENT PROPERTIES

     One of the major risks of investing in Mortgage Bonds secured by multifamily residential properties is the possibility that the property securing a Mortgage Bond (a "Mortgaged Property") will not generate income sufficient to meet its operating expenses, including debt service on the related Mortgage Bonds, or that the net proceeds of a sale of such Mortgaged Property will not be sufficient to repay the related Mortgage Bonds. In that event, delays in payments on the Mortgage Bonds and/or losses of principal on the Mortgage Bonds may occur. The factors affecting the operations of each Mortgaged Property and its potential for appreciation in value include general and local economic or market conditions, changes in neighborhood characteristics, changes in real estate taxes, insurance premiums, cost of utilities, changes in the amount of operating, administrative and maintenance costs relating to the Mortgaged Property, rental values, rent strikes, collection difficulties, governmental rules and fiscal policies, vandalism, uninsured losses and competition from existing and future housing complexes in the vicinity of the Mortgaged Properties. A significant portion of the Mortgaged Properties have failed in the past to meet required debt service under the Mortgage Bonds, and a number of the Mortgage Bonds have been refunded on terms which defer, and in certain circumstances reduce, the amounts payable thereunder. There can be no assurance that such defaults and refundings will not occur in the future.

INVESTMENTS IN JUNIOR MORTGAGES

     When the Company invests in mortgages (or related bonds) which are junior to senior mortgages on a particular property, the Company is subject to the risks of such investment, which include the risks that borrowers may not be able to make debt service payments on both the senior and the junior mortgages, that the value of the mortgaged property may be less than the amounts owed under both mortgages and that debt service collected on the junior mortgages may be lower than the Company's cost of funds. If any of the above occurred, the Company's ability to make expected distributions to the Company's shareholders could be adversely affected.

     The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by declining property values or performance, particularly declines in the value or performance of multifamily properties. Any material decline in property values increases the loan-to-value ratios of Mortgage Bonds previously issued, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. With respect to a significant portion of the Investments, a decline in performance of the related underlying multifamily properties will directly affect the Company's interest income. Significant declines in the late 1980s and early 1990s in the value of the underlying Properties and in cash flow on the Properties led to defaults on most of the bonds held by the Company's predecessor and to restructuring, refinancing or extension of many of such investments. There can be no assurance that similar problems may not occur in the future. See "-- Risks of Investing in Mortgage Bonds Secured by Multifamily Apartment Properties."

     Each Mortgage Bond owned by the Company is secured by an assignment to the Company of the related mortgage loan, which in turn is secured by a mortgage on the underlying property and assignment of rents. Although such Mortgage Bonds are issued by state or local governments or their agencies or authorities, the Mortgage Bonds are not general obligations of any state or local government, no government is liable under the Mortgage Bonds, nor is the taxing power of any government pledged to the payment of principal or interest under the Mortgage Bonds. In addition, the underlying mortgage loans are nonrecourse, which means that the owners of the underlying Properties, which are also the borrowers under the mortgage loans, are not liable for the payment of principal and interest under the loans except to the extent of cash flow from, and value of, the Properties. Accordingly, the sole source of funds for payment of principal and interest under the Mortgage Bonds is the revenue derived from operation of the Properties and amounts derived from the sale, refinancing or other disposition of such Properties.

RISKS OF SECURITIZATIONS

     The Company seeks to enhance its overall return on its Investments and to purchase additional investments through the securitization of part of its portfolio of Mortgage Bonds. In a typical securitization, Mortgage Bonds are sold and deposited into a trust. Short term floating rate interests in the trust, which have first priority on the cash flow from the Mortgage Bonds, are sold to third party investors and these interests are paid before the Company's residual interest described herein. The Company retains the residual cash flow from the trust and receives the proceeds from the sale of the floating rate interests less certain transaction costs. The Company will recognize taxable capital gains (or losses) upon the deposit of Mortgage Bonds in a trust. In the event the trust cannot meet its obligations, all or a portion of the deposited Mortgage Bonds may be distributed to the floating rate interest holders or sold to satisfy such obligations. Therefore, cash flow from these Mortgage Bonds may not be available to pay any amounts on the residual interest held by the Company and in the event of the liquidation of the Mortgage Bonds, no payment will be made to the Company except to the extent that the market value of the Mortgage Bonds exceeds the amounts due on the other obligations of the trust. Additional Mortgage Bonds may be pledged to secure repayment of the floating rate certificates. Upon any default in repayment of such certificates, the pledged Mortgage Bonds may be subject to foreclosure and sale and the Company may lose the cash flow therefrom, and/or its ownership interest therein. The Company may have a limited ability to remedy defaults inside the trust and prevent the loss of its investment in the residual interest. As a result of these securitizations, the Company generally owns higher yielding but riskier portions of bond related investments such as Residual Interest Tax Exempt Securities receipts ("RITES(R)"). Furthermore, the RITES(R) may be subject to call in certain circumstances which are beyond the control of the Company. Where the Mortgage Bonds bear fixed rates of interest, securitization may also create interest rate risks, as described below. See "-- Interest Rate Risks; Hedging Risks" below.

     The Company relies, in part, on securitizations to fund acquisitions of its investments. Accordingly, the ability of the Company to achieve its investment objectives depends on its ability to successfully securitize its Mortgage Bonds and manage its interest rate exposure. Certain of the Company's Mortgage Bonds may have credit or other characteristics which make them unsuitable for securitization at this time. Any failure to consummate securitization and interest rate swap transactions could reduce the Company's net interest income and have a material adverse effect on the Company's operations.

INTEREST RATE RISKS; HEDGING RISKS

     An increase in market interest rates may lead prospective purchasers of the Company's existing assets or holders of the Company's debt or equity securities to demand a higher annual yield than they would have otherwise and could increase the cost to the Company of borrowing funds for investment in additional assets, any of which could adversely affect the amount of funds available for distribution to the holders of Securities. Any increase in market interest rates also may reduce the market value of the Company's assets and the market value of the Securities.

     The results of the Company's operations depend on, among other things, the level of net interest income derived from the difference between the return on the securitized Mortgage Bonds and the short term floating rate payments owed to the floating rate certificate holders. While the interest rate on the securitized Mortgage Bonds is fixed, the third party holders of the floating rate certificates in the securitization are paid interest at a floating rate that is reset periodically. The Company, as holder of the residual trust interest, receives the balance of interest on the Mortgage Bonds not used to pay the third party trust certificates. Rising short term interest rates would therefore reduce the net interest income available to the Company, and possibly result in a loss.

     To reduce the Company's exposure to rising interest rates, the Company enters into interest rate swaps, which are contracts exchanging an obligation to pay a floating rate approximating the rate on the floating rate trust certificates for an obligation to pay a fixed rate. Net swap payments received by the Company, if any, will be taxable income, even though the investment being hedged pays tax-exempt interest. The interest rate swaps are for limited time periods which generally match the anticipated prepayment date of the underlying Mortgage Bond. However, there is no certainty that prepayment will occur at the end of the swap period, and the swap period is typically shorter than the term of the underlying bond. There can be no assurance that the Company will be able to acquire interest rate swaps at favorable prices, or at all, when the existing arrangements expire, in which case the Company would be fully exposed to the interest rate risks described above.

     To the extent that, from time to time, the Company repurchases the short term floating rate interests issued in connection with a securitization transaction, the Company may elect to keep in place any related swap to the extent that such swap is expected to be used in the future as a hedge with respect to another transaction. To the extent that a swap is not terminated at such time as the Company repurchases short term floating rate interests, the Company may be exposed to interest rate risks under such swap, particularly in a declining interest rate environment.

     Developing an effective interest rate risk management strategy is complex and no management strategy can completely insulate the Company from all potential risks associated with interest rate changes. In addition, hedging involves transaction costs. In the event the Company hedges against interest rate risks, the Company may substantially reduce its net income or adversely affect its financial condition. Furthermore, there can be no assurance that the Company's interest rate hedging activities will be effective.

     In the event that the Company purchases interest rate swaps or other instruments, the Company must rely for payment under these agreements on the creditworthiness of the counterparties which to date has been Merrill Lynch Capital Services, Inc. ("MLCS"). In addition, certain of the owners of the Properties have entered into interest rate swaps with Credit Suisse Financial Products under which the Property owner pays the counterparty a variable rate up to the cap in exchange for the counterparty's obligation to pay a fixed rate. To the extent that short term interest rates increase, the cash flow on such Property which may be distributed to the holder of the participating Mortgage Bond may decrease. There can be no assurance any third party will honor its payment obligations under the agreements. If the provider of such swap or other instrument becomes financially unsound or insolvent, the Company may be forced to unwind such swap or other instrument with such provider and may take a loss thereon. Further, the Company could suffer the adverse consequences against which the hedging transaction was intended to protect. No assurance can be given that the Company can avoid risks of third party insolvency.

     The Company may also engage in limited amounts of buying and selling of other mortgage hedging securities or other hedging products, including, but not limited to, buying and selling financial futures contracts and options on financial futures contracts and trading forward contracts in order to hedge commitments. These types of hedging devices and mortgage instruments are complex and can produce volatile results. Accordingly, there can be no assurance that the Company's hedging strategy will have the desired beneficial impact on the Company's cash flow and on the resulting distribution yield of the Securities.

CONFLICTS OF INTEREST

     Affiliates of certain directors and officers of the Company are responsible for a full range of property management functions for certain Mortgaged Properties for which they receive property management fees pursuant to management contracts. The Company's management believes that these contracts provide for fees which are at or below market rates for property management fees. These management contracts will continue to be renewed only if (i) such affiliates are providing such property management services at a price competitive with the prices which would be charged for such goods and services by independent parties for comparable goods and services in the same geographic location, and (ii) in the case of any management contract with any affiliate of any member of the Company's Board of Directors, such management contract is approved by the independent directors of the Company. Nonetheless, conflicts may exist in determining whether to renew or terminate these management contracts, and in setting the fees payable under such contracts, since any change in such fees could affect the amounts payable under the related Mortgage Bonds.

     Certain entities which control certain Mortgaged Properties are controlled by Mark K. Joseph, the Chairman of the Board and Chief Executive Officer of the Company. As a result, such entities could have interests which do not fully coincide with, or even are adverse to, the interests of the Company. Such entities could choose to act in accordance with their own interests, which could adversely affect the Company. Among the actions such entities could desire to take might be selling a Mortgaged Property, and thereby causing a redemption event, at a time and under circumstances which would not be advantageous to the Company.

     Management and certain affiliates own Term Common Shares, which participate in the cash flow of the Company. The Term Common Shares, which will be redeemed when the preferred equity of the Company issued in 1996 is fully redeemed, are expected to have little or no residual value, but while outstanding receive an aggregate of 2% of the net cash flow of the Company. While these shares remain outstanding, the holders may have conflicts of interest in determining whether redemption of the preferred equity issued in 1996 and Term Common Shares is in the best interest of the Company, in particular due to the limited residual value of the Term Common Shares. Holders of Term Common Shares also receive a greater return as cash flow increases in total, regardless of whether per share cash flow increases or there is a distribution to shareholders. See "Description of Preferred Shares."

DEPENDENCE ON KEY EMPLOYEES

     The Company is wholly dependent for the selection, structuring and monitoring of its Mortgage Bonds and other Investments on the diligence and skill of its executive officers, many of whom would be difficult to replace.

REGISTRATION UNDER THE INVESTMENT COMPANY ACT

     The Company at all times intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" ("Qualifying Interests"). Under current interpretation of the staff of the Securities and Exchange Commission, in order to qualify for this exemption, the Company must maintain at least 55% of its assets directly in Qualifying Interests and the balance in real estate-type interests. For example, unless certain mortgage securities represent all of the certificates issued with respect to an underlying pool of mortgages, such mortgage securities may be treated as securities separate from the underlying mortgage loans and, thus, may not be considered Qualifying Interests for purposes of the 55% requirement.

Similar interpretations mandate that the Company own "whole" bonds in order for its Mortgage Bonds to be Qualifying Interests. Based on advice of counsel, the Company believes it meets the 55% test. However, the Company's RITES(R) interests and certain of its Mortgage Bonds are not Qualifying Interests. The requirement that the Company maintain 55% of its assets in Qualifying Interests may inhibit the Company's ability to acquire certain kinds of assets or to securitize additional interests in the future. If the Company fails to qualify for exemption from registration as an investment company, its ability to maintain its financing strategies would be substantially reduced, and it would be unable to conduct its business as described herein. Such a failure to qualify could have a material adverse effect on the Company.

LIMITED OPERATING HISTORY DOES NOT PREDICT FUTURE PERFORMANCE

     The Company embarked on its acquisition growth strategy in 1996 and, accordingly, has not yet developed an extensive financial history or experienced a wide variety of interest rate fluctuations or market conditions. Consequently, the Company's financial results to date may not be indicative of future results. Furthermore, there can be no assurance that the Company will receive returns on its investments sufficient to compensate for interest rate and credit risks inherent in the Company's investment strategy.

FAILURE TO MANAGE EXPANSION MAY ADVERSELY AFFECT RESULTS OF OPERATIONS

     The Company's expansion as a result of its investment of the net proceeds of an offering may cause a significant strain on the Company's financial, management and other resources. To manage the Company's growth effectively, the Company must continue to improve and expand its existing resources and management information systems. If the Company is unable to manage growth effectively, the Company's financial conditions and results of operations may be adversely affected.

INVESTMENTS IN MORTGAGE BONDS AND RITES(R) MAY BE ILLIQUID

     The Company's Investments lack a regular trading market and may be illiquid. In addition, during turbulent market conditions, the liquidity of all of the Company's Investments may be adversely impacted. There is no limit to the percentage of the Company's assets that may be invested in illiquid Mortgage Bonds and RITES(R). In the event the Company required additional cash, the Company may be required to liquidate its Investments on unfavorable terms which could substantially reduce the value of the Securities.

ENVIRONMENTAL MATTERS

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances released on, above, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of such removal or remediation could be substantial and could negatively impact the availability of property cash flow for payments on the Investments. Phase I environmental site assessments (which involve inspection without soil sampling or groundwater analysis) have been conducted by independent environmental consultants ("Phase I Assessments") with respect to most, but not all, of the Properties. The assessments that have been completed have not revealed any environmental conditions as of the time such studies were completed which the Company believes would have a material adverse effect on its business, assets or results of operations. No assurance can be given that these Phase I Assessments or the Company's inspections have revealed all environmental liabilities and problems relating to the Properties or that nothing has occurred since the completion of such Phase I Assessments. Management is not aware of any material environmental problems with respect to the Properties. No assurance can be given that the Properties on which no environmental assessment was conducted do not contain regulated toxic or hazardous substances.

BOARD OF DIRECTORS' ABILITY UNILATERALLY TO EFFECT CHANGES IN INVESTMENT, FINANCING AND CERTAIN OTHER POLICIES

     The major policies of the Company, including its policies with respect to acquisitions, financing, growth, debt, capitalization and distributions, will be determined by the Company's Board of Directors. Although the Board of Directors of the Company has no present intention to change the Company's business plan, the Board of Directors may amend or revise these and certain other policies from time to time without a vote of the Company's shareholders. Accordingly, the Company's shareholders will have no control over changes in the policies of the Company (except for certain policies directly affecting holders of the Company's preferred shares), and changes in the Company's policies may not fully serve the interests of all of the Company's shareholders.

PROVISIONS THAT MAY DISCOURAGE CHANGES OF CONTROL

     The Company's organizational documents contain provisions that may be deemed to have an anti-takeover effect, including the staggered terms of the Company's directors, business combination and fair price provisions and control share acquisition provisions. The Company has adopted a shareholder rights plan. Further, the employment agreements of certain of the officers provide them with substantial payments should their employment terminate as a result of a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and management and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such takeover is not in the best interests of the persons to which the Board of Directors feels it owes a fiduciary duty, including the Company's shareholders. These provisions may, however, have the effect of delaying, deferring or preventing a takeover attempt that a shareholder might consider to be in the shareholder's best interest, including offers that might result in a premium over market price for the Common Shares. These provisions may reduce interest in the Company as a potential acquisition target or reduce he likelihood of a change in the management or voting control of the Company without the consent of the then incumbent Board of Directors. In addition, in the event that certain business combination or share acquisition transactions occur, and the Company's special shareholder does not approve of such transaction, such special shareholder has the right to withdraw as a shareholder of the Company; and in the event of such withdrawal, (i) the Company would be obligated to pay the withdrawing special shareholder $1,000,000, and (ii) a new special shareholder might have to be found in order to ensure that the Company is not deemed to be taxable as a corporation, any of which may have an adverse effect on the Company or the Common Shares.

ISSUANCE OF ADDITIONAL SECURITIES

     The Company may issue additional securities, including additional preferred interests in the Company, in the public or private market to obtain funds for the acquisition of additional assets or may exchange such securities for additional assets. The ability of the Company to sell or exchange such securities will depend on conditions then prevailing in the relevant capital markets and the Company's results of operations, financial condition and business prospects. The issuance of such additional securities will not be subject to the approval of the holders of Securities, could affect the timing and amount of distributions to the holders of Securities, and may affect the trading price of the Securities. The holders of Securities will not have any preemptive rights in connection with the issuance of any additional securities of the Company.

FORWARD-LOOKING STATEMENTS

     This Prospectus, the accompanying Prospectus Supplement and the other reports incorporated by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from results or plans expressed or implied by such forward-looking statements. Such factors include, among other things, adverse changes in the real estate markets, risk of default under the Mortgage Bonds, financial condition and bankruptcy of tenants, interest rate fluctuations, tax treatment of the Company and its Investments, environmental/safety requirements, adequacy of insurance coverage, and general and local economic and business conditions. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included or incorporated by reference in this Prospectus or the accompanying Prospectus Supplement will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information, including the information presented herein and under "The Company," should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
                              PREFERRED DIVIDENDS

     The following are ratios of consolidated earnings to combined fixed charges and preferred dividends for the Company for each of the years ended December 31, 1997, 1996, 1995, 1994 and 1993 and for the three months ended March 31, 1998 and 1997.

                                                                                   THREE
                                                                                  MONTHS
                                                                                   ENDED
                                            FISCAL YEAR ENDED DECEMBER 31,       MARCH 31,
                                          -----------------------------------   -----------
                                          1997   1996   1995    1994    1993    1998   1997
                                          ----   ----   -----   -----   -----   ----   ----
Ratio...................................  8.9    10.7   507.7   592.1   323.8   9.4    7.6

     For purposes of computing this ratio, earnings represent earnings from continuing operations. Combined fixed charges include management's estimate of the interest portion of operating lease rentals based on one third of such rentals. For the periods in which Preferred Shares were outstanding, preferred dividend requirements represent the share of net income that is allocable to Preferred Shares, Preferred CD Shares and Term Growth Shares.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net cash proceeds from the sale of Securities in respect of which this Prospectus is being delivered for general corporate purposes, including new investments and working capital. Pending such uses, the Company may invest such net proceeds in short term liquid investments. Any specific allocation of the net proceeds of an offering of Securities to a specific purpose will be determined at the time of such offering and will be described in the related Prospectus Supplement.

                          DESCRIPTION OF COMMON SHARES

     The following brief description of the Common Shares does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Amended and Restated Certificate of Formation and Operating Agreement (the "Operating Agreement") and By-laws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Operating Agreement does not limit the number of Common Shares which the Company's Board of Directors may cause the Company to issue. The Company had 14,359,407 Common Shares outstanding at March 31, 1998. The Company will pay distributions to holders of the Common Shares on a pro rata basis when declared by its Board of Directors out of funds legally available therefor. Distributions to the holders of Common Shares are subject to preferences on distributions on the Company's then Outstanding Preferred Shares (as defined below), and any other preferred securities which may be issued by the Company in the future.

     Holders of Common Shares have no preemptive, conversion, sinking fund or cumulative voting rights. The shares of Common Shares are not redeemable, except pursuant to certain anti-takeover provisions adopted by the Company.

     The Operating Agreement and By-laws of the Company set forth the relationship of the shareholders to the Company and to one another and the manner in which the Company will conduct its operations, much like the articles and bylaws of a Delaware corporation or the partnership agreement of a Delaware general or limited partnership. While, as a limited liability company, the Company is not subject to the Delaware General Corporation Law (the "DGCL"), the Delaware Limited Liability Company Act permits a limited liability company agreement to provide, and the Operating Agreement and By-laws of the Company do provide, that the management of a limited liability company shall be conducted by a board of directors and officers designated by such board and that the holders of shares in such limited liability company (as is the case with the holders of the Common Shares) be afforded substantially all of the rights that are afforded holders of the common shares issued by a corporation organized under the DGCL. In all material respects, the fiduciary duties of the directors and officers of the Company and any duties of shareholders of the Company and their affiliates are the same as those applicable under the DGCL.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Shares is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, telephone number (908) 272-8511.

                        DESCRIPTION OF PREFERRED SHARES

     Under the Company's Operating Agreement, the Company's Board of Directors (without any further vote or action by the Company's shareholders) is authorized to provide for the issuance, in one or more series, of an unlimited amount of Preferred Shares. The Board of Directors is authorized to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each series thereof by resolution authorizing the issuance of such series.

OUTSTANDING PREFERRED SHARES

     In connection with the merger of its predecessor with the Company in 1996, the Company issued the original preferred shares (the "Original Preferred Shares") and Preferred CD Shares (collectively, the "Outstanding Preferred Shares"). The Company is required to distribute to the holders of the Outstanding Preferred Shares cash flow attributable to such shares (defined in the Operating Agreement to be the cash flow derived from a specific pool of 22 Mortgage Bonds (the "Original Bonds")). In addition, the Company is required to distribute 2% of the Company's net cash flow to the holders of the 2,000 shares of Term Common Shares.

     As of March 31, 1998, there were 22,940 Original Preferred Shares and 11,860 Preferred CD Shares outstanding. The Company does not intend to issue any shares of the series of Outstanding Preferred Shares. The terms of the Outstanding Preferred Shares require that no other Preferred Shares be senior in rank or priority of payment to the Outstanding Preferred Shares with respect to the cash flow from the Original Bonds.

     The description below sets forth certain general terms and provisions of the Company's Preferred Shares to which a Prospectus Supplement may relate. The specific terms of any series of Preferred Shares in respect of which this Prospectus is being delivered (the "Offered Preferred Shares") will be described in the Prospectus Supplement relating to such Offered Preferred Shares. The following summary of certain provisions governing the Company's preferred shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Operating Agreement and the resolutions of the Board of Directors relating to each particular series of Offered Preferred Shares in connection with such Offered Preferred Shares.

     If so indicated in the applicable Prospectus Supplement, the terms of any series of Offered Preferred Shares may differ from the terms set forth below, except those terms required by the Operating Agreement.

GENERAL

     The Offered Preferred Shares, when issued in accordance with the terms of the Operating Agreement and of the applicable resolutions of the Board of Directors and as described in the applicable Prospectus Supplement, will be fully paid and non-assessable.

     To the extent not fixed in the Operating Agreement, the relative rights, preferences, powers, qualifications, limitations or restrictions of the Offered Preferred Shares of any series will be fixed pursuant to resolutions of the Board of Directors relating to such series. The Prospectus Supplement relating to the Offered Preferred Shares of each such series shall specify the terms thereof, including:

          (1) The class, series title or designation and stated value (if any) for such Offered Preferred Shares;

          (2) The maximum number of shares of Offered Preferred Shares in such series, the liquidation preference per share and the offering price per share for such Offered Preferred Shares;

          (3) The distribution preferences and the distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Offered Preferred Shares;

          (4) The date from which distributions on such Offered Preferred Shares will accumulate, if applicable, and whether distributions will be cumulative;

          (5) The provisions for a retirement or sinking fund, if any, with respect to such Offered Preferred Shares;

          (6) The provisions for redemption, if applicable, of such Offered Preferred Shares;

          (7) The voting rights, if any, of shares of such Offered Preferred Shares;

          (8) Any listing of such Offered Preferred Shares for trading on any securities exchange or any authorization of such Offered Preferred Shares for quotation in an interdealer quotation system of a registered national securities association;

          (9) The terms and conditions, if applicable, upon which such Offered Preferred Shares will be convertible into, or exchangeable for, any other equity securities of the Company, including the title of any such securities and the conversion or exchange price therefor;

          (10) A discussion of federal income tax considerations applicable to such Offered Preferred Shares; and

          (11) Any other specific terms, preferences, rights, limitations or restrictions of such Offered Preferred Shares.

     Subject to the terms of the Operating Agreement and to any limitations contained in the resolutions of the Board of Directors pertaining to any series of Outstanding Preferred Shares, the Company may issue additional series of Preferred Shares at any time or from time to time, with such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as the Board of Directors shall determine, all without further action of the shareholders, including the holders of any series of Outstanding Preferred Shares of the Company.

DISTRIBUTIONS

     Holders of any series of Offered Preferred Shares will be entitled to receive cash distributions when, as and if declared by the Board of Directors of the Company out of funds of the Company legally available therefor, at such rate and on such dates as will be set forth in the applicable Prospectus Supplement. Each distribution will be payable to holders of record as they appear on the share ledger of the Company on the record date fixed by the Board of Directors. Distributions, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

LIQUIDATION RIGHTS

     The Company's Operating Agreement provides that, in the event of a liquidation or dissolution of the Company, or a winding up of its affairs, whether voluntary or involuntary, or in the event of a merger or consolidation of the Company, no distributions will be made to holders of any class of the Company's capital shares until after payment or provision for payment of the debts or liabilities of the Company. The holders of the Outstanding Preferred Shares have priority on the proceeds derived from the liquidation of the Original Bonds and to the allocation of items of income and deduction up to the value of their respective capital accounts. The applicable Prospectus Supplement will specify the amount and type of distributions to which the holders of any series of Offered Preferred Shares would be entitled upon the occurrence of any such event.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Offered Preferred Shares will be redeemable in whole or in part at the option of the Company, at the times, at the redemption prices and in accordance with any additional terms and conditions set forth therein. The Operating Agreement provides that the Company may not redeem shares of any series until all of the Outstanding Preferred Shares are redeemed.

VOTING RIGHTS

     Except as indicated in the applicable Prospectus Supplement, or except as expressly required by applicable law, the holders of any series of Offered Preferred Shares will not be entitled to vote.

CONVERSION

     The terms and conditions, if any, on which shares of the Offered Preferred Shares are convertible into any other class of the Company's securities will be set forth in the Prospectus Supplement relating thereto. Such terms will include the designation of the security into which such shares are convertible, the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holder or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the Offered Preferred Shares. In the case of conversion of the Offered Preferred Shares into Common Shares or into any other security of the Company for which there exists an established public trading market at the time of such conversion, such terms may include provisions under which the amount of such security to be received by the holders of the Offered Preferred Shares would be calculated according to the market price of such security as of a time stated in the Prospectus Supplement.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Offered Preferred Shares will be named in the applicable Prospectus Supplement.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Common Shares, Preferred Shares or any combination thereof. Warrants may be issued independently, together with any other Securities offered by a Prospectus Supplement, and may be attached to or separate from such Securities. Warrants may be issued under warrant agreements (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the designation, number and terms of the Common Shares, Preferred Shares or combination thereof, purchasable upon exercise of such Warrants; (v) the designation and terms of the other Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (vi) the date, if any, on and after which such Warrants and the related underlying Securities will be separately transferable; (vii) the price at which each underlying Security purchasable upon exercise of such Warrants may be purchased; (viii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (ix) the minimum amount of such Warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of any applicable federal income tax considerations; and

(xii) any other terms of such Warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters or dealers, directly to other purchasers, or through agents. The Prospectus Supplement with respect to any Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents, the price of the offered Securities and the net proceeds to the Company from such sale, any underwriting discounts or other items constituting underwriters' compensation, any discounts or concessions allowed or reallowed or paid to dealers and any national securities exchanges on which such Securities may be listed.

     If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public price or at varying prices determined at the time of sale. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters or agents to purchase the Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If a dealer is utilized in the sale of any Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Securities may be sold directly by the Company to one or more institutional purchasers, or through agents designated by the Company from time to time, at a fixed price, or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of the Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Securities, other than the Common Shares, will be a new issue with no established trading market. Any Common Shares sold pursuant to a Prospectus Supplement will be listed on the NYSE subject to official notice of issuance. The Company may elect to list any series of the Securities on an exchange, but it is not obligated to do so. Any underwriters to whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

     Under agreements entered into with the Company, underwriters, dealers, and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Underwriters, dealers, or agents and their associates may be customers of, engage in transactions with and perform services for, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of Securities offered hereby may not engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1997 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to management's estimates of fair value of mortgage revenue bonds and other bond related investments as described in Note 2 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Rogers & Wells LLP, New York, New York.

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    Through and including         , 2003 (the 25(th) day after the date of this
prospectus supplement), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                2,800,000 SHARES

                             [MUNIMAE MIDLAND LOGO]

                        MUNICIPAL MORTGAGE & EQUITY, LLC

                                 COMMON SHARES

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                             PRICE $     PER SHARE
                         ------------------------------

RBC CAPITAL MARKETS                MERRILL LYNCH & CO.               UBS WARBURG
LEGG MASON WOOD WALKER                                       WACHOVIA SECURITIES
        INCORPORATED

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                             PROSPECTUS SUPPLEMENT
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                               February   , 2003
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